FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Business Report the fiscal year ended March 31, 2010

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 11, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

MITSUI & CO., LTD.

Business Report

The fiscal year ending March 31, 2010

April 1, 2009 to March 31, 2010

The 91st fiscal year of Mitsui & Co., Ltd.

Translated document

This report has been prepared in English solely for the convenience of foreign readers, based on the Hokokusho for Mitsui’s 91st fiscal year. The original report in Japanese is definitive.

Terminology

In this translated report, the terms the “Company” or “Mitsui” refer to Mitsui & Co., Ltd.

From the President

We are pleased to bring you our full-year business report for our 91st fiscal year, which ended on March 31, 2010.

For the fiscal year under review, Mitsui’s performance was affected by the rapid slowdown in the global economy from the second half of 2008. Our consolidated net income attributable to Mitsui & Co., Ltd. of ¥149.7 billion was lower than in the previous year, while at the non-consolidated level we recorded net income of ¥64.1 billion, an improvement of ¥144.4 billion from the net loss recorded in the previous year. At the same time, concerted measures implemented by governments and central banks around the world have led to a gradual economic recovery, and Mitsui’s consolidated results exceeded the forecasts issued at the beginning of the year and again at the announcement of the third quarter earnings.

An interim dividend of ¥7 per share was paid during the year under review, and in line with our target dividend payout ratio of 20% of consolidated net income, we are proposing a year-end dividend of ¥11 per share. This equates to an annual dividend of ¥18 per share, ¥7 yen lower than in the previous year.

We recently announced “Challenge & Innovation 2012”- Stronger Mitsui & Co., Ltd., more distinctive and respected Mitsui & Co., a two-year Medium-term Management Plan based on the successes achieved and issues identified during the term of the Medium-Term Management Outlook we released in May 2006.

The outlook for the global economy remains unclear in an era of significant change and reform. Our aim is to combine the skills and knowledge of entire Mitsui Group, working together to create an even more robust organization that can continue to achieve sustainable growth.

We look forward to your ongoing support.

Masami Iijima

President and Chief Executive Officer

June 2010

Note 1: In this translated report, the term “the Group” refers to “corporate organizations” as defined in Clause 2, Article 122 of the enforcement regulations of the Companies Act of Japan.

Note 2: In this translated report, the term “Net income (loss) (Attributable to Mitsui & Co., Ltd.)” is equivalent to the former use of “Net income (loss)”.

BUSINESS REPORT (April 1, 2009 to March 31, 2010)

TRENDS IN KEY CONSOLIDATED MANAGEMENT INDICES

(Billions of yen)

	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
Gross profit	860.3	980.6	999.3	702.0
Operating income	280.7	371.2	382.5	144.5
Equity in earnings of associated companies	212.6	213.3	120.7	131.5
Net income attributable to Mitsui & Co., Ltd.	301.5	410.1	177.6	149.7

Notes:

1.	Mitsui & Co., Ltd. and its subsidiaries (collectively “the companies”) have included the information concerning Operating income because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies.

2.	In accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 205-20, “Presentation of Financial Statements-Discontinued Operations,” which was formerly Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures from the year ended March 31, 2007 to the year ended March 31, 2009 relating to discontinued operations have been reclassified.

3.	The amounts of Equity in earnings of associated companies from the year ended March 31, 2007 to the year ended March 31, 2009 have been reclassified due to the change that tax effects on investments in associated companies which were formerly included in Equity in earnings of associated companies are excluded from the item at the year ended March 31, 2010.

PART 1: BUSINESS REVIEW

1. Operating environment

THE GLOBAL ECONOMY

The global economy slowed rapidly following the financial crisis during the second half of the previous fiscal year. However, intervention by the governments and central banks of various countries around the world has led to an improvement in the financial environment, and economic stimulus measures have helped restore consumption in certain commodities, with the result that the business environment has gradually improved during the fiscal year under review.

In the U.S. economy, where the financial crisis first arose, factors such as the bankruptcy of two major automakers and worsening of the employment situation caused severe conditions in the first half of the fiscal year, but the second half of the fiscal year saw a gradual recovery.

In Europe, automotive-related manufacturing and consumption did improve somewhat as a result of vehicle replacement stimulus policies adopted by Germany, France, the U.K. and other countries, but concerns remain in relation to the Greek debt problem and other issues.

In Asia, the 4 trillion yuan economic stimulus package in China, along with measures adopted by other countries, contributed to a rapid recovery, with expansion in equipment and construction investment acting as a driver for global economic recovery.

Prices of internationally traded commodities such as crude oil and non-ferrous metals began to rise during the fiscal year, supported by the Asian economic recovery and the return of speculative money, with crude oil reaching US$80 per barrel.

THE JAPANESE ECONOMY

In Japan, the economy turned to worse rapidly in the second half of last fiscal year, as the global financial crisis led to a severe decline in exports and manufacturing. Entering the fiscal year under review, however, exports began to increase on the back of a economic recovery of the China and other Asian countries, and government stimulus initiatives began to be reflected in consumption. The overall economy improved, with personal consumption increasing particularly in the automotive and home appliance sectors supported by tax reductions, subsidy and ‘eco-point’ environmental initiatives.

At the same time, continued uncertainty about the economic direction led corporations to take a cautious approach to capital expenditure. A weak labor market and deflation remained a deep-seated cause for concern.

The Bank of Japan further eased monetary conditions by supplying funds to the financial market with the purchase of long-term government bonds as well as by reducing short-term (3-month) interest rates in last December. In foreign exchange, the yen against the U.S. dollar traded steadily at the ¥90 level from the start of this year, while the Nikkei Stock Average had recovered to the ¥11,000 level by the end of March 2010.

While there are still a number of uncertainties, the recovery in the global economy does appear to be gaining strength and trending in a positive direction to contribute to Mitsui’s business results. Mitsui intends to continue paying close attention to economic and commodity market indicators, looking to develop further business opportunities through the higher growth in emerging and commodity-exporting economies while expanding existing businesses in advanced economies.

2. Operating results, financial condition, etc.

1.	OPERATING RESULTS, FINANCIAL CONDITION AND CASH FLOW

●	BUSINESS PERFORMANCE OVERVIEW

Mitsui and its subsidiaries posted net income attributable to Mitsui & Co., Ltd. of ¥149.7 billion for the year under review, a decline of ¥27.9 billion from the ¥177.6 billion recorded for the previous year. Although the real economy has embarked on a mild recovery trend, compared to the business environment during the previous fiscal year, in particular, prior to the financial crisis, the economy and commodity markets have been severely impacted. Although earnings increased in the Iron & Steel Products, Chemical, Consumer Service & IT, Logistics & Financial Markets and Europe, the Middle East and Africa segments, all of which had recorded significant impairment losses in the previous fiscal year, profit declined considerably in the Mineral & Metal Resources and Energy segments, reflecting a fall in market prices impacting iron ore, coal, and oil and gas production operations, and other segments were negatively affected by lower trading volumes and lower sales prices.

During the year under review, impairment losses were recognized on listed securities including Seven & i Holdings Co., Ltd. and preferred shares in Japan Airlines Corporation, and the prolonged economic downturn in Europe and the U.S. caused impairment losses on goodwill and fixed assets relating to rolling stock leasing operations in Europe and several businesses in the U.S. At the same time, the absence of the large impairment losses on listed securities, shares in listed associated companies, long-lived assets and goodwill that were recorded in the previous year due to the global recession and sharp decline in equity markets, led to a certain amount of rebound. In addition, selling, general and administrative expenses were lower due to reduced personnel costs and cost controlling efforts, and a reversal of deferred tax liabilities for undistributed retained earnings arising from dividends received from associated companies also contributed to an increase in earnings.

Return On Equity (ROE) for the year ended March 31, 2010 was 7.3%.

●	FINANCIAL CONDITION

Total assets as of March 31, 2010 were ¥8.4 trillion, level with those as of March 31, 2009. Total investments and fixed assets increased by ¥0.1 trillion, reflecting an increase in overseas investments and fixed assets held by overseas subsidiaries due to depreciation of the Japanese yen against the Australian dollar and the Brazilian real, along with a recovery in global stock markets. While cash and cash equivalents increased, current assets declined by ¥0.1 trillion due to factors such as a decrease in derivative assets arising from a decrease in commodity derivative trading volumes. Total shareholders’ equity as of March 31, 2010 was ¥2.2 trillion, an increase of ¥0.3 trillion from one year earlier, reflecting an increase in retained earnings as well as the aforementioned foreign exchange impact and recovery of stock markets. The Net Debt-to-Equity Ratio (“Net DER”) was 0.92 times.

●	CASH FLOW

Net cash provided by operating activities for the year ended March 31, 2010 was ¥632.4 billion, including operating income of ¥144.5 billion, net changes in operating assets and liabilities of ¥285.7 billion, and dividend income of ¥149.3 billion. Net cash used in investing activities was ¥180.1 billion, mainly due to investments in expansion of projects in the Mineral & Metal Resources and Energy segments. As a result, free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the year ended March 31, 2010 was a net inflow of ¥452.3 billion.

2.	RESULTS OF OPERATIONS (KEY ITEMS FROM CONSOLIDATED STATEMENTS OF INCOME)

●	GROSS PROFIT

Gross profit for the fiscal year ended March 31, 2010 was ¥702.0 billion, a decrease of ¥297.3 billion from the previous fiscal year. The Energy Segment recorded substantially lower profit, mainly due to lower market prices and lower production volumes in oil and gas operations, along with the impact of a fall in coal prices. Other than the Foods and Retail Segment, which is relatively resistant to economic downturn, and the Asia-Pacific Segment, which went through a phase of recovery ahead of other region, reflecting the global economic recession which began in the fall of 2008, lower trading volumes and margins led to lower gross profit in all other segments.

●	OPERATING INCOME

Operating income* for the fiscal year ended March 31, 2010 was ¥144.5 billion, a decrease of ¥238.0 billion compared to the previous year. Selling, general and administrative expenses were reduced by lower personnel costs and cost-saving measures, along with a decrease in costs due to the reclassification of a subsidiary in the Consumer Service & IT Segment to associated company.

However, the aforementioned large decrease in gross profit caused a concomitant large decrease in operating income.

*	Operating income = [gross profit – selling, general and administrative expenses – provision for doubtful receivables]

●	EQUITY IN EARNINGS OF ASSOCIATED COMPANIES

Equity in earnings of associated companies1 for the fiscal year ended March 31, 2010 was ¥131.5 billion, an increase of ¥10.8 billion compared to the previous fiscal year. In mineral and metal resources related business, earnings at Valepar S.A. declined, reflecting a reduction in earnings at its investee, Vale S.A., mainly due to a sharp drop in nickel and copper prices and declines in prices and shipments of iron ore, while at the Robe River Mining Company (Australia), an investment vehicle for our Australian iron ore mining business, earnings declined due to a fall in iron ore prices. In oil and gas related business, Japan Australia LNG (MIMI) Pty. Ltd. reported a decline in earnings due to a fall in oil prices. Impairment losses were recorded, including impairment on investment in SUMIC Nickel Netherlands B.V., (Netherlands) which is an investment company for nickel business in New Caledonia. Meanwhile, JA Mitsui Leasing, Ltd. (Japan) reported an increase in earnings due to a decrease in provisions for doubtful receivables, and overseas power generation businesses reported increased earnings due mainly to mark-to-market valuation gains2 on long-term power derivative contracts. A rebound from the large impairment losses recorded in the previous fiscal year on shares in listed associated companies also contributed to increase in earnings.

(*1)	Previously, Equity in earnings of associated companies was recorded after income tax effect. However, from the year under review we have changed the notation of Equity in earnings of associated companies in the income statement from net of income tax effect to gross of income tax effect and have included such income tax effect in Income taxes. In accordance with this change, Income taxes and Equity in earnings of associated companies for the previous year have been reclassified to conform to the notation of the current year.

(*2)	For accounting purposes, mark-to-market profits and losses on long-term power derivative contracts, undertaken to ensure stable long-term revenue from power sales, are recorded based on wholesale power market.

●	NET INCOME

Net income attributable to Mitsui & Co., Ltd. was ¥149.7 billion, a decline of ¥27.9 billion compared to the previous year. In addition to the operating income and equity in earnings of associated companies noted above, key factors contributing to this outcome included the following:

•	Dividend income for the year was ¥37.7 billion, a decline of ¥34.2 billion from the previous year.

This reflected a decline in dividend income from LNG projects in the Middle East and Equatorial Guinea due to a drop in oil prices.

•

Loss on write-down of securities was ¥48.5 billion, an improvement of ¥68.8 billion from the previous year. Although an impairment loss of ¥20.0 billion yen was recorded on preferred shares in Japan Airlines Corporation and an impairment loss of ¥15.1 billion was recorded for shares in Seven & i Holdings Co., Ltd., a recovery in the domestic and overseas stock markets led to a lower level of impairment losses than in the previous year.

•

Income taxes totaled ¥89.2 billion, a decline of ¥65.0 billion from the previous year. While there was a valuation allowance for deferred tax assets recorded at Mitsui in the previous year, other factors, including a decline in income before income taxes[1], along with a reversal of deferred tax liabilities related to dividends received from associated companies that amounted to approximately ¥25.0 billion, contributed to a reduction in income taxes.[2]

(*1)	“Income before income taxes” refers to “Income from continuing operations before income taxes and equity in earnings” shown on Page 43 of the consolidated income statements.

(*2)	We record deferred tax liabilities of 41%, which is the effective tax rate in Japan, on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. When we receive dividends from associated companies we reverse the deferred tax liabilities while we record tax expense on the dividends received in accordance with Japanese tax laws. Since a major portion of dividends received is treated as non-taxable under the Japanese tax laws, tax expenses on the dividends received are smaller than the reversal amount of the deferred tax liabilities and the balance is credited to tax expenses.

3.	RESULTS BY OPERATING SEGMENT

●

Iron & Steel Products: Net income (attributable to Mitsui & Co., Ltd.; same hereafter) for the year ended March 31, 2010 was ¥3.2 billion, an increase of ¥8.0 billion from the net loss of ¥4.8 billion for the previous year. Sales remained generally weak, reflecting the ongoing, deep economic stagnation since the fall of 2008. Demand for steel in the construction sector in particular remained weak, and a large fall in shipped volumes and a fall in the market price led to a significant drop in earnings from domestic transactions. However, net income increased, reflecting in part the absence of the impairment losses on listed securities that affected results in the previous year.

●

Mineral & Metal Resources: Net income for the year was ¥62.9 billion, a decline of ¥27.1 billion from the previous year. Gross profit decreased, mainly due to decreases of 28-45% in annual contract prices for iron ore against the backdrop of falling demand due to lower crude steel production, and also reflecting a downturn in the market for scrap metal, ferrous alloys and other steel raw materials. Equity in earnings of associated companies benefited from the absence of the impairment loss recorded in the previous year for Australian recycling operation Sims Metal Management Ltd., but earnings at Valepar S.A. and Robe River Mining Company decreased. Although a reversal of deferred tax liabilities for undistributed earnings at associated companies was recorded in association with the receipt of dividend income, net income for the segment still declined significantly.

●

Machinery & Infrastructure Projects: Net income for the year was ¥19.3 billion, a decline of ¥2.5 billion from the previous year. Although a moderate recovery gradually became evident in automotive- and shipping-related businesses, market activity remained considerably lower than levels seen prior to the financial crisis, and business remain sluggish. Profits from infrastructure projects-related business also declined, with overseas plant business performing unfavorably overall, and continued weakness in capacity utilization rates at rolling stock leasing subsidiaries in Europe and the United States. Impairment losses were also recorded on write-downs of investment in the preferred shares of Japan Airlines Corporation, and on intangible assets and goodwill at Mitsui Rail Capital Europe B.V. Although a gain on mark-to-market valuation was made on long-term power derivative contracts at overseas power producers, and a reversal of deferred tax liabilities on undistributed earnings of associated companies was recorded on receipt of dividends, net income in the segment declined.

●

Chemical: Net income for the year was ¥11.9 billion, an improvement of ¥22.1 billion from the net loss of ¥10.2 billion recorded in the previous year. Earnings increased at salt manufacturing operations in Australia on higher sales prices and volumes, but earnings declined at ammonia and methanol operations due to a weak pricing environment, and a negative impact was recognized from weak demand and low transaction levels in crop protection, fertilizer and electronic materials business. Despite this, net income in the segment increased, reflecting the absence of significant impairment losses on securities that negatively affected performance in the previous year.

●

Energy: Net income for the year was ¥83.8 billion, a decrease of ¥69.5 billion from the previous year. Gross profit from oil and gas operations fell significantly due to a large fall in oil prices and a decrease in production volumes, while earnings also decreased at Australian coal mining business on lower coal prices. Equity in the earnings of associated company Japan Australia LNG (MIMI) PTY. Ltd declined due to the fall in oil prices. Although there was some rebound from the negative impact of the impairment loss recorded in the previous year on property and equipment and mineral rights in the Vincent oil field in Australia, dividends from LNG projects decreased and net income for the segment was considerably lower.

(*)	On April 20, 2010, a third-party semi-submersible drilling rig, which was conducting exploration work in the Canyon 252 block in the Gulf of Mexico, experienced a fire incident which sank the drilling rig and resulted in leakage of hydrocarbons from the well. Mitsui has a 69.91% equity interest in Mitsui Oil Exploration Co., ltd., which through its 100% subsidiary has a 10% working interest in the block as a non-operator. At this stage Mitsui is unable to determine what impact, if any, the incident will have on future operating results.

●

Foods & Retail: A net loss (attributable to Mitsui & Co., Ltd.; same hereafter) of ¥0.8 billion was recorded for the year, a decrease of ¥2.3 billion from the net income of ¥1.5 billion recorded in the previous year. As for the food resources and materials-related business, the fruit juice business reported increase in gross profit from price increases. On the other hand, maize transaction reported a decline in gross profit due to a decline in market prices. Amid subdued domestic consumption, profit increased from logistics and retail businesses in Japan, due to firm performance of the household tea business at Mitsui Norin Co., Ltd. (Japan), and improved profitability at MITSUI FOODS CO., LTD. (Japan) as a result of the reorganization of underperforming businesses. However, a net loss was recorded, reflecting a write-down of ¥15.1 billion on shares of Seven & i Holdings Co., Ltd. (Japan).

●

Consumer Service & IT: A net loss of ¥9.8 billion was recorded for the year, an improvement of ¥21.6 billion from the net loss of ¥31.4 billion recorded in the previous year. In a weak economic environment, performance was generally weak in fashion business, consumer goods business, IT business and other such areas. In real estate business, improved results reflected the absence of a large impairment loss on apartments for sales that impacted the outcome in the previous year. Although impairment losses on shares in listed associated companies were recorded, the amount was less than that recorded in the previous year for write-downs on securities along with a write-down on equity share in an office building development business, and this contributed to narrow the level of net loss recorded for the year under review.

●

Logistics & Financial Markets: A net loss of ¥0.8 billion was recorded for the year, an improvement of ¥13.7 billion from the net loss of ¥14.5 billion recorded in the previous year. Overall performance was sluggish, with a reduction in the volume of energy-related commodities derivative transactions, and lower volumes of freight handled in the logistic business. Equity in earnings of associated companies were supported by higher earnings at JA Mitsui Leasing, Ltd. (Japan) along with the absence of the equity in loss at NPF-Harmony that impacted results in the previous year, and these factors contributed to a reduction in the amount of net loss for the year.

●

Americas: A net loss of ¥9.6 billion was recorded for the year, a decline of ¥2.5 billion compared to the net loss of ¥7.1 billion recorded in the previous period. Profit decreased at Champions Pipe & Supply, Inc. (United States), as a result of plummeting demand for oil well tubular products, declines in product prices and the recording of an evaluation loss on inventories. At oil products trading company Westport Petroleum, Inc. (United States), transaction volumes and profit margins fell on weak demand, resulting in lower earnings. Profit was also down at Steel Technologies Inc., a U.S. steel products subsidiary, due to lower sales volumes mainly to the automobile industry, against the backdrop of the bankruptcy of major U.S. automakers and declines in demand as a result of the economic recession. Although there was some rebound from the impairment losses on goodwill that were recorded in the previous year mainly at subsidiaries of Mitsui & Co., (U.S.A.) Inc., the extent of net loss widened in the year under review, including the impact of impairment losses on goodwill recorded on automotive retail finance and solar power system sales subsidiaries.

●

Europe, the Middle East and Africa: A net loss of ¥3.8 billion was recorded for the year, an improvement of ¥7.7 billion from the net loss of ¥11.5 billion recorded in the previous year. Although chemical and steel product transactions remained sluggish, the outcome reflected the absence of an impairment loss on U.K. office building assets that impacted results in the previous year.

●

Asia Pacific: Net income for the year was ¥25.7 billion, ¥4.2 billion lower than in the previous year. Although a gradual recovery was seen in the chemical and iron & steel markets, overall earnings declined due mainly to a decrease in earnings of this segment’s minority interests in Australian iron ore and coal mining subsidiaries.

4.	FINANCIAL CONDITION OF THE GROUP: Key items from the consolidated balance sheets

Total assets as of March 31, 2010 were ¥8,369.0 billion, an increase of ¥4.8 billion compared to March 31, 2009.

Of this, current assets were ¥4,261.1 billion, a decrease of ¥158.0 billion. This was mainly attributable to a reduction in derivative assets as commodity trading business remained sluggish, and decreases in trade receivables and inventories due to a downturn in trading volumes and reductions in product prices, reflecting a subdued recovery in world trade.

Current liabilities as of March 31, 2010 were ¥2,380.8 billion, a decrease of ¥411.7 billion. In addition to the reduction in derivative liabilities from reduced derivative trading and other factors, short-term debt at Mitsui and its financial subsidiaries also declined.

As a result, working capital, which is current assets minus current liabilities, as of March 31, 2010 was ¥1,880.3 billion, an increase of ¥253.7 billion.

●

The sum of total non-current assets (namely, investments and non-current receivables, property and equipment - at cost, etc.) was ¥4,107.9 billion as of March 31, 2010, an increase of ¥162.8 billion compared to March 31, 2009. This increase was mainly attributable to the appreciation of the currencies of resource-rich countries, a recovery in equity prices and investments for expansions of existing projects in the Mineral & Metal Resources and Energy segments. A breakdown of the principal items is as follows.

Total investments and non-current receivables as of March 31, 2010 was ¥2,997.8 billion, an increase of ¥131.4 billion. Within this category, investments in and advances to associated companies totaled ¥1,403.1 billion, an increase of ¥127.6 billion. The major increases were subscription of newly issued shares in JA Mitsui Leasing, Ltd. for ¥30.1 billion, a loan of ¥27.9 billion to an FPSO*1 leasing company for Brazilian deepwater oil exploration, while the major inflow of cash for the period was the redemption of preferred shares in IPM (UK) Power Holdings, Limited (“IPM”) for ¥9.0 billion. Net increases were also recorded in respect of foreign exchange translation adjustments due to the appreciation of the Australian dollar and the currencies of other resource-rich countries.

Other investments were ¥965.9 billion, an increase of ¥8.7 billion. In addition to a ¥14.3 billion increase reflecting subscription of newly issued shares in TPV Technology Ltd. (Taiwan), a Taiwanese display manufacturer, recovery in global equity markets contributed a ¥88.4 billion increase in unrealized net holding gains on available-for-sale securities. Meanwhile, decreases included ¥53.7 billion on investment in Sakhalin II project due to capital redemption and ¥48.5 billion on impairment losses on marketable securities.

*1	An FPSO (Floating Production Storage and Offloading) is a floating production system that receives fluids (crude oil, water and a host of other things) from a subsea reservoir. Oil is drawn from an oil field beneath the ocean floor by pipeline and initially stored in a tank for initial processing in the hull of a ship. This oil is regularly transferred to a transport tanker.

Property and equipment—at cost as of March 31, 2010 was ¥978.6 billion, an increase of ¥32.3 billion. Factors contributing to a decrease included the sale of interests in offshore oil and gas fields in the U.S. Gulf of Mexico and factors contributing to an increase included investments for the development and expansion of iron ore business in Australia and appreciation of the Australian dollar.

●	Long-term debt increased by ¥68.5 billion to ¥2,909.8 billion primarily due to increases of long-term debt at Mitsui & Co., Ltd.

●

Shareholders’ equity as of March 31, 2010 was ¥2,230.1 billion, an increase of ¥348.4 billion. Primary contributing factors were a ¥136.9 billion increase in retained earnings, a net increase of ¥111.9 billion in the currency translation adjustment account due to the appreciation of the Australian dollar and the Brazilian real net of a weakened US dollar against the yen since the end of March 2009, and a ¥79.6 billion increase in unrealized holding gains on available-for-sale securities following a rally in stock market prices.

As a result, the ratio of shareholders’ equity to total assets as of March 31, 2010 was 26.6%, 4.1 percentage points higher than as of March 31, 2009. Net interest bearing debt (interest bearing debt less cash and cash equivalents and time deposits) was ¥2,055.7 billion, a decrease of ¥459.4 billion compared to March 31, 2009, while Net Debt-to-Equity Ratio (Net DER) was 0.92 times, an improvement of 0.42 points.

5.	CASH FLOWS: Key items of consolidated cash flows

●	CASH FLOW FROM OPERATING ACTIVITIES

Net cash provided by operating activities for the fiscal year ended March 31, 2010 was ¥632.4 billion, an increase of ¥49.7 billion from the previous year. Major contributing factors were operating income of ¥144.5 billion and dividend income of ¥149.3 billion in addition to cash inflows of ¥285.7 billion reflecting improvements in working capital related to operating activities, primarily as result of a reduction of commodities derivative trading and continued sluggish sales volumes and declines in certain commodity prices.

●	CASH FLOW FROM INVESTMENT ACTIVITIES

Net cash used in investment activities for the fiscal year ended March 31, 2010 was ¥180.1 billion, a decrease in net expenditure of ¥110.8 billion. The primary factors contributing to this outcome were as follows:

•

The net outflow of cash that corresponded to investments in and advances to associated companies was ¥44.8 billion. Major cash outflows included subscription of newly issued shares in JA Mitsui Leasing for ¥30.1 billion, a loan of ¥27.9 billion to an FPSO leasing company for Brazilian deepwater oil exploration. Major cash inflows included the sale of shares in United Petroleum Development Co., Ltd. and the redemption of preferred shares in IPM for ¥9.0 billion.

•

The net inflow of cash that corresponded to other investments (net of acquisitions and redemption of other investments) was ¥64.3 billion. Major outflows included ¥14.3 billion for investment in TPV Technology Limited. Major inflows were a ¥53.7 billion redemptions of shares in the Sakhalin II project and a ¥11.6 billion redemption of convertible bond from Cedyna Financial Corporation.

•

The net outflow of cash that corresponded to purchases of property leased to others and property and equipment (net of sales of those assets) was ¥188.4 billion. Major outflows included ¥116.9 billion for investment in oil and gas development projects in various regions and iron ore and coal mining businesses in Australia, and ¥29.9 billion for investment in leased rolling stock. Major inflows were ¥23.5 billion from the sale of interests in offshore oil and gas fields in the U.S. Gulf of Mexico.

As a result, free cash flow, the sum of cash provided by operating activities and cash flow used in investment activities, was a net inflow of ¥452.3 billion.

●	CASH FLOW FROM FINANCING ACTIVITIES

Net cash used by financing activities was ¥214.4 billion, an increase in net outflows of ¥204.6 billion. The cash inflow from the borrowing of long-term debt, mainly at Mitsui & Co., Ltd., was ¥58.1 billion and the cash outflow for the repayments of the borrowing of short-term debt by Mitsui & Co., Ltd. and its consolidated subsidiaries was ¥212.4 billion. Further, as a result of additional purchase of shares in Mitsui Oil Exploration Co. Ltd. there was an outflow of ¥47.3 billion to its non-controlling shareholders.

3. Review on Medium-term Management Outlook

●	We announced our Medium-term Management Outlook in May 2006. The four key strategies of this plan are as follows:

(1)	Development of strategic business portfolio

1. Progress on investment plans and key policies in each business area

During the period of the Medium-term Management Outlook (the year ended March 31, 2007 through 2010), we executed new investments and loans amounting ¥2,360.0 billion. The breakdown of these investments and loans was as follows: the Mineral Resources & Energy Business Area accounted for ¥1,050.0 billion, which was used mainly for expansions of existing projects; the Global Marketing Networks Business Area accounted for ¥600.0 billion; the Consumer Services Business Area, ¥385.0 billion; and the Infrastructure Projects Business Area, ¥325.0 billion. At the same time, we made asset divestitures amounting ¥1,250.0 billion during the period.

Progress in each of the four business areas during the period of Medium-term Management Outlook is as follows:

●	MINERAL RESOURCES & ENERGY BUSINESS AREA

We continuously focused on large-scale projects under development as well as expansion of existing projects with an assumption that demand for commodities is expected to grow in the medium to long-term, especially in emerging countries. We steadily increased our equity production volumes of oil and natural gas. An example is the Sakhalin II project, which commenced year-round oil production in December 2008 and liquefied natural gas (LNG) production in March 2009. In July 2008, we made an additional investment of ¥78.4 billion in Valepar S.A., a controlling company of Vale S.A. (“Vale”) in Brazil, for the purpose of increasing capital at Vale which had plans to expand capacity of existing projects as well as intended to make strategic asset acquisitions in iron ore and non-ferrous metal. As investments in emerging regions and new business areas, in April 2007 we acquired a 25% ownership interest in the Inner Mongolia Erdos Electric Power & Metallurgy Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China, and in February 2010 we decided to participate in a shale gas project, a major unconventional energy project, in the state of Pennsylvania, U.S.A. The consideration for the acquisition is US$1.4 billion, and the total development cost for Mitsui is expected to range from US$3.0 billion to US$4.0 billion.

U.S. Shale Gas Project

While actively executing such investments and loans, Mitsui also carried out some large-scale divestitures. In April 2007 Mitsui sold our entire stake in Sesa Goa Ltd. (India) for ¥116.7 billion, following a review of our iron ore business portfolio. Also in April 2007, we sold part of our stake in the Sakhalin II project to OAO Gazprom (Russia) for ¥226.4 billion.

●        GLOBAL MARKETING NETWORKS BUSINESS AREA

           In this business area, which includes iron and steel products, automobiles and chemicals, we took further steps to strengthen and reorganize our existing business portfolio, and made strategic moves into new businesses and regions with high growth potential. In June 2007, we acquired Steel Technologies, Inc. for ¥45.0 billion, as a platform for our U.S. steel products business, and integrated our existing U.S. steel products subsidiaries into it. Subsequently, in March 2010, we decided to make capital contributions of the entire shares in Steel Technologies into a newly established holding company and sold a 50% interests in the holding company to Nucor Corporation (U.S.A.), the world’s largest electric furnace steel manufacturer. Meanwhile, as a result of the acquisition of Onslow Salt Pty Ltd. (Australia) in June 2006, our annual salt production capacity increased to 3.8 million tons. In marine energy projects, in February 2010 we decided to subscribe for additional shares of MODEC Inc. (Japan), and entered into a strategic business alliance agreement with MODEC for jointly pursuing marine energy-related business.

●        CONSUMER SERVICES BUSINESS AREA

           In this business area, we continued to build our operations on promising new business domains. In the medical and healthcare area, we acquired an interest in MED 3000 Group Inc. (U.S.A.), a management service provider for physicians and medical institutions. In the foods and retail field, as part of our investments to secure a stable supply of overseas food upstream sources, we invested ¥25.0 billion in Multigrain A.G. (Switzerland), which engages in the production and distribution of agricultural products in Brazil. In the electronics marketing field, we made a joint cash offer for shares in TPV Technology Limited (Taiwan), the world’s largest EMS manufacturer of liquid crystal displays, together with China Electronics Corporation, one of the largest IT groups in China. In April 2010, the completed joint cash offer resulted in our stake in TPV Technology increasing to 15.1%.

Production and distribution of agricultural products in Brazil

●	INFRASTRUCTURE PROJECTS BUSINESS AREA

In this business area, our efforts were directed at selectively investing in superior project opportunities. In overseas power generation business, we further strengthened our strategic alliance with International Power plc (U.K.), consolidating the power generation assets of both companies in the U.K. Meanwhile, in December 2009, we decided, together with Tokyo Gas Co., Ltd. (Japan), to acquire gas-fired combined cycle power stations in Mexico for approximately US$1.2 billion, with Mitsui taking a 70% stake in the investment. After the acquisition, our generating capacity is expected to be approximately 6 gigawatts on an equity basis. In water treatment business, we acquired Atlatec, S.A. de C.V., a water/wastewater treatment, engineering and construction company in Mexico, in July 2008. In energy-related business, we acquired Brazilian gas distribution businesses for ¥27.5 billion, under our alliance with Petroleo Brasileiro S.A. (“Petrobras”), the state-owned oil company of Brazil.

Mexico: Water/wastewater treatment, engineering business

2. Continuous review of business portfolio based on Mitsui’s business strategy

Mitsui, at the initiative of the Portfolio Management Committee, has developed infrastructures necessary for portfolio management, such as guidelines for investment in and withdrawal from business operations, development and maintenance of relevant data and indicators, and periodical monitoring of each business unit’s strategic portfolio development. Also, we promoted strategic asset recycling through periodical review in order to generate and maintain positive free cash flow. At the same time, we focused on and continued to pursue companywide reallocation of human resources, and in April 2008, we started reallocation of junior and mid-level Mitsui staff from across our business segments into focused areas and strategic business domains. Since then, we have been monitoring the progress of the reallocation and following up as necessary, and have continued to reallocate staff, carried out staff exchange programs across the company, and pursued other policies aimed at steadily ensuring a flexible workforce.

(2)	Evolution of our new business models leveraging business engineering capabilities

We have established the Automotive Strategy Department, the Agri-Food Business Strategic Planning Department and the Medical Healthcare Business Division as cross-functional organizations with the objective of leveraging our business engineering capabilities. The Automotive Strategy Department launched a car sharing business in the Tokyo Metropolitan Area in January 2009. In recycling business, since June 2007 we have been acquiring shares in Sims Metal Management Ltd., the world’s largest general recycling enterprise, and we are now the company’s largest shareholder, with an ownership interest of 17.8%. The objective of this investment is to play a part in providing industrial solutions for environmental problems.

(3)	Implementation of global strategy

In order to enhance our product strategies in the broad economic regions of the Americas, Europe and Asia, we introduced a Regional Business Unit system in April 2006, and in April 2007 we refined this system by expanding Europe to include the Middle East and Africa, while expanding Asia to include Oceania. We aim to further promote global business by developing the business activities having strong footholds in each country and economy utilizing the three regional business units as a core and by interacting with each other among the regions. At the same time, we adopted region-wide Human Resources systems in each regional headquarters to foster talented employees and sent staff hired outside Japan to gain experience by working at the headquarter in Tokyo.

(4)	Reinforcing the management framework to support growth

We have been endeavoring to further enhance our internal control framework, based on the framework of Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”). However, in the previous fiscal year, we discovered that a business division of Kyushu Branch had been involved in circular transactions of certain agriculture-related materials in the local market, and that a large part of the overseas trading transactions bound for Indonesia and other Southeast Asian countries conducted by a business division of the Performance Chemicals Business Unit were disguised as purchase and sales transactions while in fact they did not involve any physical distribution of merchandise.

As a result, we have been working to strengthen our internal controls by seeking again to ensure thorough compliance awareness and strengthening controls on business processes within the Group. Meanwhile, in January 2009 we established the Information Strategy Committee to formulate our company-wide information strategy and to establish our structures for promoting information strategy.

(5)	Progress toward achieving quantitative targets

(i)	Operating results

In our Medium-term Management Outlook, we envisaged net income ranging from ¥300.0 billion to ¥400.0 billion for the fiscal years ended or ending March 31, 2009 to 2011. Our results was once robust mainly in the Mineral Resources and Energy business area, driven by a tightening of the supply and demand balance for raw materials and energy, and as a result we achieved our envisaged net income in the fiscal year ended March 31, 2008. However, demand fell sharply in the fiscal year ended March 31, 2009, impacted by the credit crunch and global recession since the autumn of 2008, and almost all segments experienced declines in gross profits and equity in earnings of associated companies. At the same time, we were forced to recognize large amounts of one-off losses, such as impairment losses on securities, fixed assets and goodwill. As a result, net income attributable to Mitsui & Co., Ltd. for the fiscal year ended March 31, 2009 was ¥177.6 billion, and although the global economy appeared to be recovering in the fiscal year ended March 31, 2010, net income attributable to Mitsui & Co., Ltd. for this period remained at a low level, at ¥149.7 billion.

(ii)	Financial condition and cash flow

As a result of an increase in current assets due to increases in sales volumes and prices and an increase in fixed assets reflecting active investments and loans especially in the Mineral Resources and Energy and Global Marketing Networks Business areas, total assets as of March 31, 2008 was ¥9.5 trillion, close to the level of ¥10-11 trillion envisaged in the Medium-term Management Outlook. Thereafter, total assets as of March 31, 2010 shrunk to ¥8.4 trillion, due to the impact of the subsequent credit crunch and global recession.

Free cash flow for the fiscal year ended March 31, 2008 turned positive and was a net inflow of ¥311.0 billion, which was attributable to several large-scale divestitures. Following the financial crisis in the autumn of 2008, we actively sought to increase the efficiency of our working capital, accelerate divestitures of non-core assets, and intensifying financial discipline and execution in investments. As a result, we continued to post substantial positive free cash flow in the fiscal years ended March 31, 2009 and 2010, of ¥291.8 billion and ¥452.3 billion, respectively.

4. Outline of financing and capital expenditure

1.	FINANCING

Mitsui’s basic funding policy is to secure appropriate liquidity required for business activities and maintain financial strength and stability. We procure long-term funds with a maturity of around 10 years, primarily through long-term borrowing from domestic financial institutions, including insurance companies and banks, and the issuance of corporate bonds. In case where large amount of finance is required for various projects, we utilize financing programs provided by government-affiliated financial agencies and/or project financing.

In principle, wholly owned subsidiaries procure funds not from financial institutions outside the Group, but by using Cash Management Service, in which wholly owned subsidiaries can procure financing from Mitsui’s overseas and domestic financing subsidiaries and overseas offices. We are promoting the centralization of fund raising function and efficient use of funds.

Interest-bearing debt as of March 31, 2010 was ¥3,471.7 billion (a decrease of ¥196.9 billion from March 31, 2009), and net interest-bearing debt after deduction of cash and cash equivalents was ¥2,055.7 billion (a decrease of ¥459.4 billion from March 31, 2009). Approximately 87% of interest-bearing debt as of March 31, 2010 was procured through Mitsui and its affiliated financing subsidiaries and overseas offices. While carefully observing Japanese and overseas business conditions, price movements, economic environments and other relevant trends, we will continue to strive to secure long and stable sources of funds.

During the fiscal year ended March 31, 2010, we procured a total of ¥387.6 billion in long-term borrowings from banks, insurance companies and other financial institutions, and issued straight corporate bonds with a total amount of ¥10.0 billion (redemption date: July 29, 2024). In addition, our overseas and Japanese financing subsidiaries and overseas offices procured long-term and short-term borrowings and issued commercial papers and Medium-Term Notes.

2.	CAPITAL EXPENDITURE

For more information on capital expenditure during the fiscal year under review, please see FINANCIAL CONDITION OF THE GROUP: Key items from the consolidated balance sheet on pages 10-12 and REVIEW ON MEDIUM-TERM MANAGEMENT OUTLOOK, Section (1), Development of strategic business portfolio, on pages 13-16 of this report.

5. Trends in value of group assets and profitability

1.	TRENDS IN VALUE OF ASSETS AND OPERATING RESULTS (CONSOLIDATED)

(Millions of Yen, Except Net Income attributable to Mitsui & Co., Ltd. per Share)

	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
Total Trading Transactions	¥13,561,974	¥14,795,021	¥13,125,144	¥9,358,379
Gross Profit	860,293	980,604	999,264	701,961
Net Income attributable to Mitsui & Co., Ltd.	301,502	410,061	177,607	149,719
Net Income attributable to Mitsui & Co., Ltd. per Share (Yen)	174.26	227.20	97.59	82.12
Total Mitsui & Co., Ltd. Shareholders’ equity	2,110,279	2,183,660	1,881,663	2,230,128
Total Assets	9,813,312	9,537,829	8,364,243	8,368,984

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.	The companies have included the information concerning Total Trading Transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies.

During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the companies serve as an agent, and not as a contracting party, from gross amounts to net amounts. Accordingly, Total Trading Transactions from the year ended March 31, 2007 to the year ended March 31, 2009 have been reclassified to conform to the current year’s presentation. For further detail, please see the note 8 on page 47 related to Summary of Significant Accounting Policies.

3.	Please see the note 9 on page 47 related to the reclassification due to discontinued operations for the year ended March 31, 2010.

4.	Figures less than ¥1.0 million and figures less than ¥1/100 (in the case of Net Income attributable to Mitsui & Co., Ltd. per Share) are rounded.

2.	TRENDS IN VALUE OF COMPANY ASSETS AND PROFITABILITY (NON-CONSOLIDATED)

(Millions of Yen, Except Net Income (Loss) per Share)

	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
Sales	¥11,407,301	¥12,291,218	¥11,130,100	¥4,196,335
Net Income (Loss)	118,588	157,905	(80,329)	64,067
Net Income (Loss) per Share (Yen)	68.53	87.47	(44.13)	35.12
Net Assets	1,233,398	1,231,061	1,014,121	1,134,121
Total Assets	5,369,989	5,231,618	4,665,056	4,750,567

Notes:

1.	Net Income per Share was computed based on the average number of shares outstanding during the fiscal year.

2.	Beginning with the year ended March 31, 2009, the Company has applied ‘Accounting Standard for Measurement of Inventories’ and ‘Accounting Standard for Lease Transactions’. For further detail, please see the notes on page 62 related to Significant Accounting Policies.

3.	During the year ended March 31, 2010, the company changed the presentation of Sales for transactions where the company serves as an agent, and not as a contracting party, from gross amounts to net amounts. For further detail, please see the note on page 63 related to Change in Accounting Policies.

4.	Figures less than ¥1.0 million and figures less than ¥1/100 (in the case of Net Income per Share) are truncated.

6. Key issues to address

1.	Medium-term Management Plan through March 2012

We have formulated and announced our new Medium-term Management Plan covering a period until March 31, 2012, “Challenge & Innovation 2012”-Stronger Mitsui & Co., more distinctive and respected Mitsui & Co., as we aim to realize the vision outlined in our Long-term Management Vision “Dynamic Evolution as a 21st Century Global Business Enabler”, released in March 2009. Based on these initiatives, we intend to concentrate our efforts to further reinforce our earnings base and business engineering capabilities.

1) The Business Plan for the period ending March 31, 2012

The global economy appears to be recovering, led by strong economic growth of emerging countries. Anticipating such recovery in advance, commodity prices have staged a sharp rebound and further upward price pressures due to a further strengthening of demand is expected to continue as global growth accelerates. Increases in sales volumes and commodity prices of non-resource business areas are also expected to be seen reflecting gradual but steady expansion of demand for those areas. Based on such assumption, we formulated earnings forecast for the year ending March 31, 2011 to be ¥320.0 billion. Thanks to an increase in equity production in the mineral resources and energy businesses as well as further growth of in non-resource business areas, we expect that the earnings forecast for the year ending March 31, 2012 will be ¥370.0 billion. Furthermore, realizing the below-described key initiatives soundly, we envisage achieving net income attributable to Mitsui & Co., Ltd. to be ¥500.0 billion over the next three to five years, namely the period from 2013 to 2015.

2) Four key initiatives of the Medium-term Management Plan

The four key initiatives of the Medium-term Management Plan are: (a) Reinforcement of the earnings base and business engineering capabilities, (b) Acceleration of the implementation of global strategy and strategic deployment of human resources to bolster such acceleration, (c) Evolution of portfolio strategies and (d) Enhancement of the management system to support a strong company. We discuss each in more detail below.

(a) Reinforcement of the earnings base and business engineering capabilities

We intend to reinforce the earnings base and business engineering capabilities through the following efforts:

Mineral Resource & Energy areas– Increase the equity production and reserves	• Optimize existing projects through expansion and maintenance as well as acquire new high quality assets • Strengthen global trading and marketing functions

Non-resources Business areas– Reinforcement of earnings base

•  Expand trading activities and investments in emerging markets, in particular, Asia

•  Accelerate investment activities by leveraging global marketing network and focus on upstream in each value chain

•  Pursue the globally growing opportunities in infrastructure area through enhancement of investment activities (power generation, water supply and transportations) and related raw materials supply business

•  Develop company-wide cross sectional projects by leveraging our business engineering capabilities (Automotive Strategy, Medical Healthcare and Agri-Food businesses)

Strategy for Environment and Energy

•  Further strengthen gas value chain (resource Þ supply infrastructure Þ power generation)

•  Focus on renewable energy (solar, wind power, etc.)

•  Develop new business to provide industrial solutions to environmental issues

Reinforcement of our foothold in domestic business	• Further strengthen domestic customer base as leverage for acceleration of global initiatives • Take proactive approach in reorganizing industries and consolidating business

Our key strategies in the four business area (*) to achieve the goal for the aforementioned efforts are as outlined below.

Mineral Resources & Energy

(1)    Maintain and improve the earnings base by acquiring high quality assets and recycle our existing assets

(2)    Enhance competitiveness and value of existing large-scale projects through further expansion of the project scale

(3)    Strengthen global marketing function to address the increase in demand from emerging economies

(4)    Employ industrial solutions to environmental issues and develop new businesses with sights set on the future

Global Marketing Networks (steel products, machinery and chemical products)

(1)    Build business platforms in the emerging countries with a focus on Asia

(2)    Create new businesses by strengthening relationships with key customers and partners

(3)    Accelerate investments by leveraging our global marketing network and focus towards upstream in the value chain

Lifestyle Business

(1)    Develop the global business portfolio (especially to Asia) and strengthen marketing function

(2)    Reinforce initiatives in the area of food resources and materials

(3)    Further strengthen initiatives in the key business areas (electronics distribution, TV shopping, environmental IT, medical and healthcare and outsourcing business, etc.)

Infrastructure

(1)    Expand the electric power business as in IPP player and take on a challenge to develop the concentrated renewable energy business

(2)    Expand and strengthen our business engineering capabilities in the marine energy business, transportation and gas distribution business in the energy value chain

(3)    Expand water business with existing business platforms

(4)    Take initiative to develop urban transportation projects and infrastructure for a low-carbon-emission society

Note: From this Medium-term Management Plan, the Consumer Services area will change its name to the Lifestyle Business area, and the Marine & Aerospace Business Unit and the Transportation Logistics Business Unit, both of which were previously included in Global Marketing Networks area, will be transferred to the Infrastructure area.

(b) Acceleration of the implementation of global strategy and strategic deployment of human resources to bolster such acceleration

We will implement our global commodity-based business strategy of each business unit in the headquarters and provide local based origination function of the regional business unit which best serves the needs of customers and society with a strategic focus on BRICs, Mexico and Indonesia. We shall also solidify our global marketing capability which serves not only within a region but also between regions in order to capture the growing demand of the Asian economies. We will formulate an all round strategic alliance across the industries with strong partners in the world. In support of these initiatives, we will further put our efforts on promoting globalization of human resource base by, among other measures, shifting human resources to Asia and placing more emphasis on hiring employees in Asian countries.

(c) Evolution of the portfolio strategies

We will continue to dynamically allocate management resources to the strategic business domain and setting clear policy for it through the system including the Portfolio Management Committee. We will also continue initiatives for strategic divestiture and recycling of assets. In addition, together with the global deployment of personnel, we will enhance transferring expertise across the units and focus on fostering managerial talent with a broad view by making continuous efforts on strategic human resources deployment.

(d) Enhancement of the management system to support a strong company

To prevent a reoccurrence of the inappropriate transactions which took place in the Medium-term Management Outlook period, we have decided to implement more thorough on-site management, enhanced internal control of business processes and promotion of mobilization of personnel. In conjunction with these efforts, we will commence a company-wide initiative to improve business process. Upgrading our information technology capabilities is also essential. We will enhance them by promoting continuous improvements in structures and systems of the information strategy as well as the consciousness of employees toward them.

3) Investment plan of the Medium-term Management Plan

During the Medium-term Management Plan, we plan a total sum of ¥1,200.0 billion as capital expenditure for investments and loans. Within this amount, ¥700.0 billion will be executed in the year ending March 31, 2011, including expenditures of ¥200.0 billion of which decisions were made in the year ended March 31, 2010 but execution of which was deferred to the year ending March 31, 2011. We expect to make investments and loans in the Mineral Resources & Energy area for ¥240.0 billion; in the Global Marketing Networks area for ¥160.0 billion; in the Lifestyle Business area for ¥60.0 billion; and in the Infrastructure area for ¥240.0 billion. We also plan to recycle the asset of a total sum of approximately ¥300.0 billion for the two-year period ending March 31, 2012, out of which ¥160.0 billion is expected to be executed in the year ending March 31, 2011. As a result, net cash outflow for investment activities for the year ending March 31, 2011 is expected to be approximately ¥540.0 billion. While cash flow from operating activities is expected to be solid, the free cash flow for the year ending March 31, 2012 is expected to be negative.

4) Shareholders’ Return Policy

In order to maximize shareholder value, we have sought to maintain an optimal balance between (i) achieving sustainable growth through strategic investments in areas of our core strength and growth, and (ii) paying out cash dividends as direct compensation to shareholders under a target dividend payout ratio of 20% of consolidated net income attributable to Mitsui & Co., Ltd.

We have reviewed our shareholders’ return policy for the years under the Medium-term Management Plan with the vision for the next three to five years. We forecast an improvement in earnings reflecting higher prices in commodity prices against a backdrop of high growth of the emerging economies and gradual but steady recovery of the world economy. To solve the tight global supply of mineral resources and energy we believe that there will continue to be many opportunities to invest in expansion projects of the existing assets and we will continue seeking new investment opportunities that may provide us with a foundation for stable earnings growth into the future. Furthermore, with a high level of uncertainty still surrounding financial market as well as the global economy, we believe that it would be for the benefit of shareholders in the medium- to long-term if we strive to maintain a strong balance sheet. At the same time, we recognize our shareholders are expecting stable but high level of shareholder compensation. Accordingly, we would like to maintain the target dividend payout ratio of 20% of consolidated net income as a minimum. While we aim to steadily increase dividends from their current levels through improving the performance of the company, we will consider if we should compensate the shareholders in a flexible way provided that we secure the sufficient retained earnings for the business development.

We will continue to review the shareholders’ return policy, taking into consideration the business environment, future trends in investment activities, free cash flow, interest bearing debt and return on equity.

2.	Forecast for FY ending March 31, 2011

Under the Medium-term Management Plan, we forecast the results for the year ending March 31, 2011 as follows.

(Unit: billions of yen)

	Forecast for FY ending March 31, 2011	FY ended March 31, 2010	Change
Gross profit	850.0	702.0	+148.0
Operating income	280.0	144.5	+135.5
Equity in earnings of associated companies	210.0	131.5	+78.5
Net income (attributable to Mitsui & Co., Ltd.)	320.0	149.7	+170.3

*Note:

1. Forecasts are based on the following assumption: exchange rate: ¥90 to US$1 (an increase of ¥3 in the strength of the yen compared to March 2010); crude oil price: US$76 per barrel (an increase of US$14 per barrel)

We forecast gross profit at ¥850.0 billion on prospects for an increase in mineral resource and energy prices together with a gradual recovery in sales volumes in non-resource businesses. We anticipate a rebound effect from impairment losses recorded in the previous fiscal year on listed securities, long-lived assets and goodwill. Also supporting earnings growth, we expect an improvement in equity in earnings of associated companies on reaction against an impairment charge for the same, together with the prospective increase in mineral resource and energy prices. As a result, we forecast the net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 at ¥320.0 billion.

Based on the dividend policy outlined above and on the presumption that the net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 will be ¥320.0 billion as forecast, we plan to pay full-year dividends of ¥36 per share for that year, corresponding to an ¥18 per share increase from the year ended March 31, 2010.

PART II: CORPORATE OUTLINE

1. Principal group business (As of March 31, 2010)

The Group is engaged in its business through the domestic product segments and overseas offices, subsidiaries. Along with its domestic and overseas affiliate companies, the Group is engaged in the sale, import, export, international trading and manufacturing of various products from the Iron and Steel Products, Iron and Steel Raw Materials and Non-Ferrous Metals, Machinery and Infrastructure Projects, Chemicals, Energy, Foods and Retail, and the Lifestyle, Consumer Service and Information, Electronics and Telecommunication business areas. The Group also provides a diversified range of services including transport and financial services in addition to the development of natural resources and investment in operations.

2. Principal group offices (As of March 31, 2010)

Mitsui has 11 domestic offices and branches in Japan in addition to the Head Office, and 140 branches and trading subsidiaries overseas. The principal entities are as follows:

• Domestic:	Head Office	Chiyoda-ku, Tokyo

	Offices and Branches	Sapporo Office, Tohoku Office (Sendai), Nagoya Office,

Osaka Office, Hiroshima Office, Fukuoka Office,

Niigata Branch, Hokuriku Branch (Toyama), Takamatsu Branch

• Overseas:	Trading Subsidiaries	Mitsui & Co. (U.S.A.), Inc.

Mitsui & Co. Europe Holdings PLC (United Kingdom)

Mitsui & Co., (Asia Pacific) Pte. Ltd. (Singapore)

Note: For information regarding the overseas offices, subsidiaries and other companies, including the above-listed entities and important subsidiaries and associated companies, please refer to page 31-32 of this document.

3. Shares of Mitsui & Co., Ltd. (As of March 31, 2010)

• Number of shares authorized:	2,500,000,000 shares

• Number of shares outstanding:	1,829,153,527 shares (including 3,576,682 treasury shares)

• Number of shareholders:	134,564 shareholders

The number of shares constituting one unit has been changed from 1,000 shares to 100 shares effective April 1, 2009.

4. Principal shareholders (As of March 31, 2009)

	Investment in Mitsui & Co., Ltd.
Name of Shareholder	Number of shares (thousands)	Investment ratio (%)
The Master Trust Bank of Japan, Ltd. (trust account)	158,880	8.70
Japan Trustee Services Bank, Ltd. (trust account)	135,395	7.41
Sumitomo Mitsui Banking Corporation	38,500	2.10
The Chase Manhattan Bank, N.A. London secs lending omnibus account	35,793	1.96
Nippon Life Insurance Company	35,070	1.92
The Chuo Mitsui Trust and Banking Company, Limited	30,799	1.68
Japan Trustee Services Bank, Ltd. (trust account 9G)	30,157	1.65
State Street Bank and Trust Company	27,380	1.49
Mitsui Sumitomo Insurance Company, Limited	24,726	1.35
State Street Bank and Trust Company 505225	22,794	1.24

Notes:

1.	In thousands of shares, rounded down

2.	Investment ratios are calculated with the exception of the treasury shares (3,576,682 shares).

5. Group employees

	Total Number of Company and Subsidiary Employees		Total Number of Company Employees
Operating segment	As of March 31, 2010	As of March 31, 2009	As of March 31, 2010	As of March 31, 2009
Iron & Steel Products	2,257	2,282	404	387
Mineral & Metal Resources	559	570	238	207
Machinery & Infrastructure Projects	10,489	10,227	799	766
Chemical	2,953	2,752	734	669
Energy	1,769	1,360	391	359
Foods & Retail	5,163	5,673	386	361
Consumer Service & IT	4,630	4,505	668	733
Logistics & Financial Markets	1,515	1,445	286	272
(Corporate Staff Divisions)	1,956	1,826	1,449	1,344
Americas	6,265	5,544	215	219
Europe, the Middle East and Africa	1,527	1,342	200	210
Asia Pacific	2,371	2,338	362	359

Total (Compared Year ended Mar. 31, 2009)	41,454 (+1,590)	39,864	6,132 (+246)	5,886

Note: The above employee figures do not include temporary staff, seconded or part-time staff.

6. Principal sources of borrowings (As of March 31, 2010)

Unit: Millions of yen, rounded down

Source of Borrowings	Amount Borrowed by the Company
Meiji Yasuda Life Insurance Company	218,500
Nippon Life Insurance Company	191,000
The Dai-Ichi Mutual Life Insurance Company	186,000
Japan Finance Corporation	174,521
Mitsui Life Insurance Company, Limited	155,000
Sumitomo Life Insurance Company	122,000
Development Bank of Japan	117,498
National Mutual Insurance Federation of Agricultural Cooperatives	90,000

7. Principal subsidiaries

1.	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (As of March 31, 2010)

Subsidiary (S)/ Associated company (A)	Operating Segment	Capital	Percentage owned by Mitsui & Co., Ltd.	Main Business
Mitsui & Co. Steel Ltd. (Japan) (S)	Iron & Steel Products	¥2,400 million	100	Sales of architectural, lumber and building materials

Mitsui Iron Ore Development Pty. Ltd. (Australia) (S)	Mineral & Metal Resources	A$20,000 thousand	100 (20)	Production and marketing of Australian iron ore

Valepar S.A. (Brazil) (A)	Mineral & Metal Resources	R$7,258,855 thousand	18.2	Investments in Brazilian natural resources company Vale

PT. Bussan Auto Finance (Indonesia) (S)	Machinery & Infrastructure Projects	IDR275,000,000 thousand	90 (15)	Retail finance for Yamaha motorcycles in Indonesia

IPM Eagle LLP (United Kingdom) (A)	Machinery & Infrastructure Projects	US$725,564 thousand	30 (30)	Investments in power generation business

Japan-Arabia Methanol Company Ltd. (Japan) (S)	Chemical	¥5,000 million	55	Investments in, and product sales of methanol producing businesses in Saudi Arabia

Mitsui Sakhalin Holdings B.V. (Netherlands) (S)	Energy	US$1,472,090 thousand	100	Investment in Sakhalin Energy Investment

Mitsui Oil Exploration Co., Ltd. (Japan) (S)	Energy	¥33,133 million	69.9	Exploration, development and sales of oil and natural gas resources

Japan Australia LNG (MIMI) Pty. Ltd. (Australia) (A)	Energy	A$369,050 thousand	50 (50)	Exploration, development and marketing of oil and natural gas

MITSUI FOODS CO., LTD. (Japan) (S)	Foods & Retail	¥12,031 million	99.9	Wholesale of food products

MIKUNI COCA-COLA BOTTLING CO., LTD. (Japan) (A)	Foods & Retail	¥5,407 million	35.7	Production and sales of soft drinks

Mitsui Knowledge Industry Co., Ltd. (Japan) (S)	Consumer Service & IT	¥4,114 million	58.4	Consulting, architecture, development and sales of computer systems

QVC JAPAN INC. (Japan) (A)	Consumer Service & IT	¥11,500 million	40	TV shopping business

TRI-NET (JAPAN) INC. (Japan) (S)	Logistics & Financial Markets	¥400 million	100	International integrated transportation business and related businesses

JA MITSUI LEASING, LTD. (Japan) (A)	Logistics & Financial Markets	¥32,000 million	33.4 (0.4)	Leasing business

Steel Technologies Inc. (United States) (S)	Americas	US$1 thousand	100 (100)	Sales of steel products

Notes:

1.	The companies listed above are the major subsidiaries and associated companies of the main business segments.

2.	The figures in brackets represent indirect ownership through other subsidiaries.

3.	The figures for capital have been rounded.

2.	THE NUMBER OF SUBSIDIARIES AND ASSOCIATED COMPANIES

The number of subsidiaries and associated companies as of March 31, 2010, and for the last three years, is as follows:

(Unit: companies)

	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2010
Subsidiaries	373	356	326	292
Associated companies accounted for under the equity method	192	202	207	169

Note:	Some of subsidiaries and associated companies report their financial statements with further consolidating their subsidiaries and associated companies. The number of companies in the table do not include the latter, namely, those consolidated to other subsidiaries and associated companies.

8. Senior Company Officers and Auditors

1.	DIRECTORS AND CORPORATE AUDITORS (As of March 31, 2010)

*Representative Director

Name	Title	Principal position(s)/Areas overseen
Shoei Utsuda	Chairman of the Board	Chairman, Governance Committee

Masami Iijima*	President and Chief Executive Officer	Chief Executive Officer Chairman, Nomination Committee

Ken Abe*	Director	Iron & Steel Products Business Unit; Mineral & Metal Resource Business Unit: Energy Business Unit 1; Energy Business Unit 2; Basic Chemicals Business Unit; Performance Chemicals Business Unit; Foods & Retail Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit; Director of Mitsui & Co. (U.S.A), Inc.

Junichi Matsumoto*	Director	Chief Financial Officer; Corporate Staff Unit; (Financial Planning & Administrative Division, Global Controller Division, Segment Controller Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, Investor Relations Division)

Norinao Iio*	Director	Chief Compliance Officer; Corporate Staff Unit (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Domestic Offices and Branches; Business Continuity Management; Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.

Seiichi Tanaka*	Director	Chief Information Officer; Chief Privacy Officer; Corporate Staff Unit; (Corporate Planning & Strategy Division, Information Technology Promotion Division, CSR Promotion Division, Corporate Communications Division); New Business Promotion; Environmental Matters

Takao Omae*	Director	Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Consumer Service Business Unit; IT Business Unit

Akishige Okada	Director	Advisor to Board of Sumitomo Mitsui Banking Corporation Chairman, Remuneration Committee

Nobuko Matsubara	Director	Chairman, Japan Institute of Workers’ Evolution

Ikujiro Nonaka	Director	Professor Emeritus, Hitotsubashi University

Hiroshi Hirabayashi	Director	President, The Japan-India Association

Satoru Miura	Corporate Auditor

Motonori Murakami	Corporate Auditor

Hideharu Kadowaki	Corporate Auditor	Special Advisor & Senior Fellow, The Japan Research Institute, Limited

Naoto Nakamura	Corporate Auditor	Attorney at Law

Kunihiro Matsuo	Corporate Auditor	Attorney at Law

Hiroyasu Watanabe	Corporate Auditor	Professor, Graduate School of Finance, Accounting & Law, Waseda University

Notes:

1.	Akishige Okada, Nobuko Matsubara, Ikujiro Nonaka and Hiroshi Hirabayashi are external Directors.

2.	Hideharu Kadowaki, Naoto Nakamura, Kunihiro Matsuo and Hiroyasu Watanabe are external Corporate Auditors.

3.	Yoshiyuki Izawa resigned from his position of Representative Director and Director on November 30, 2009 and as a result. On December 1, 2009, direction of the Basic Chemicals Business Unit, Performance Chemicals Business Unit, and Foods & Retail Business Unit were transferred to Ken Abe and direction of Domestic Offices and Branches was transferred to Norinao Iio.

4.	Full-time Corporate Auditor Motonori Murakami was formerly General Manager of the General Accounting Division and Assistant to Chief Financial Officer. He has considerable expertise in finance and accounting. External Corporate Auditor Hideharu Kadowaki was formerly a Vice President and Representative Director of Sumitomo Mitsui Financial Group, Inc. He has considerable expertise in finance and accounting. External Corporate Auditor Hiroyasu Watanabe was formerly a Commissioner of the National Tax Agency of the Ministry of Finance Japan. He is a professor at the Graduate School of Finance, Accounting & Law, Waseda University. He has considerable expertise in finance and accounting.

5.	In addition to the foregoing, other significant concurrent positions held by Directors and Corporate Auditors of the Company in the other organizations are as follows.

Name	Significant concurrent position(s) held in other organizations
Shoei Utsuda	Tokyo Broadcasting System, Inc.	External Director

Ken Abe	MITSUI OIL EXPLORATION CO., LTD.	External Director

Takao Omae	Nihon Unisys, Ltd.	External Director

Akishige Okada	DAICEL CHEMICAL INDUSTRIES, LTD. Mitsui Fudosan Co., Ltd. TOYOTA MOTOR CORPORATION	External Director External Corporate Auditor External Corporate Auditor

Nobuko Matsubara	Daiwa Securities Group Inc.	External Director

Ikujiro Nonaka	FUJITSU LIMITED Seven & i Holdings Co., Ltd.	External Director External Director

Hiroshi Hirabayashi	TOSHIBA CORPORATION	External Director

Hideharu Kadowaki	Mitsui Chemicals, Inc.	External Corporate Auditor

Naoto Nakamura	ASAHI BREWERIES, LTD.	External Corporate Auditor

Kunihiro Matsuo	ASAHI GLASS CO., LTD. Tokyo Stock Exchange Group, Inc. TOYOTA MOTOR CORPORATION Sompo Japan Insurance Inc. Komatsu Ltd.	External Director External Director External Corporate Auditor External Corporate Auditor External Corporate Auditor

Hiroyasu Watanabe	Nomura Co., Ltd. NIPPON MINING HOLDINGS, INC.	External Corporate Auditor External Corporate Auditor

2.	Executive Officers (As of April 1, 2010)

*Serves as director

Name	Title	Principal position(s)/Areas overseen
Masami Iijima*	President and Chief Executive Officer	Chief Executive Officer Chairman, Internal Controls Committee

Ken Abe*	Executive Vice President	Mineral & Metal Resources Business Unit: Basic Chemicals Business Unit; Performance Chemicals Business Unit; Transportation Logistics Business Unit; Chairman, Portfolio Management Committee

Junichi Matsumoto*	Executive Vice President	Chief Financial Officer; Corporate Staff Unit (Financial Planning &Administrative Division, Global Controller Division, Segment Controller Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, Investor Relations Division); Chairman, Disclosure Committee

Seiichi Tanaka*	Executive Vice President	Chief Information Officer; Chief Privacy Officer; Corporate Staff Unit; (Corporate Planning & Strategy Division, Information Technology Promotion Division, CSR Promotion Division, Corporate Communications Division); Global strategy; New Business Promotion; Environmental Matters; Chairman, Information Strategy Committee; Chairman, CSR Promotion Committee

Toshimasa Furukawa	Executive Vice President	Chief Operating Officer, Asia Pacific Business Unit

Norinao Iio*	Senior Executive Managing Officer	Energy Business Unit 1; Energy Business Unit 2; Financial Markets Business Unit; Domestic Offices and Branches; Chairman, Environment and New Energy Committee

Takao Omae*	Senior Executive Managing Officer	Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Consumer Service Business Unit; IT Business Unit

Koji Nakamura	Senior Executive Managing Officer	Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit

Masaaki Fujita	Senior Executive Managing Officer	Chief Operating Officer, Americas Business Unit

Masayoshi Komai	Senior Executive Managing Officer	Iron & Steel Products Business Unit; Marine & Aerospace Business Unit; Foods & Retail Business Unit

Junichi Mizonoue	Executive Managing Officer	President, Mitsui & Co. (Thailand) Ltd.

Osamu Koyama	Executive Managing Officer	President & CEO, Mitsui Global Strategic Studies Institute

Shigeru Hanagata	Executive Managing Officer	General Manager, Nagoya Office

Yoshinori Setoyama	Executive Managing Officer	General Manager, Fukuoka Office

Masahiko Okamura	Executive Managing Officer	General Manager, Osaka Office

Noriaki Sakamoto	Executive Managing Officer	Deputy Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit

Fuminobu Kawashima	Executive Managing Officer	Chief Operating Officer, Marine & Aerospace Business Unit

Joji Okada	Executive Managing Officer	Deputy CFO, General Manager, Global Controller Division Chairman, SOA Sec.404 Committee

Takashi Yamauchi	Executive Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

Shuji Nakura	Executive Managing Officer	Chief Operating Officer, IT Business Unit

Daisuke Saiga	Executive Managing Officer	Chief Compliance Officer; Corporate Staff Unit (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Management; Chairman, Compliance Committee; Chairman, Diversity Promotion Committee

Masayuki Kinoshita	Executive Managing Officer	Chief Operating Officer, Mineral & Metal Resources Business Unit

Atsushi Oi	Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd. in China

2.	Executive Officers (As of April 1, 2010)

*Serves as director

Name	Title	Principal position(s)/Areas overseen
Terukazu Okahashi	Managing Officer	President, MITSUI & CO. (CANADA) LTD.

Katsumi Ogawa	Managing Officer	Deputy Chief Operating Officer, Americas Business Unit

Takashi Fukunaga	Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Mitsuhiko Kawai	Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Noritaka Tanaka	Managing Officer	General Manager, Investment Administration Division

Susumu Uneno	Managing Officer	Chief Operating Officer, Performance Chemicals Business Unit

Kazuhiko Fukuchi	Managing Officer	Chief Operating Officer, Consumer Services Business Unit

Shintaro Ambe	Managing Officer	Chief Operating Officer, Infrastructure Projects Business Unit

Motomu Takahashi	Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Mitsuo Hidaka	Managing Officer	Chief Operating Officer, Energy Business Unit II

Ichizo Kobayashi	Managing Officer	Chief Operating Officer, Motor Vehicles Business Unit

Makoto Yoshimura	Managing Officer	General Manager, Internal Auditing Division

Tatsuo Nakayama	Managing Officer	President, Mitsui & Co. (Brasil)S.A.

Motonobu Sato	Managing Officer	General Director, Mistui & Co. Vietnam Ltd.

Koichi Tanaka	Managing Officer	General Manager, Segment Controller Division

Hironobu Ishikawa	Managing Officer	General Manager, Human Resources & General Affairs Division

Hiroyuki Kato	Managing Officer	Chief Operating Officer, Energy Business Unit I

Yoshihiro Hombo	Managing Officer	Chief Operating Officer, Basic Chemicals Business Unit

3.	Remuneration of Directors and Corporate Auditors

The remuneration of the Company’s Directors and Corporate Auditors regarding year ended March 31, 2010 was as follows:

	Number of recipients	Total remuneration paid relating to the year ended March 31, 2009
Directors	15	¥809 million
Corporate Auditors	8	¥175 million
Total	23	¥984 million
(External Directors and Corporate Auditors included in the above amounts)	(9)	(¥96 million)

Notes:

1.	Limits on remuneration of Directors and Corporate Auditors have been determined by a General Meeting of Shareholders resolutions as follows: for Directors, there is a total limit of ¥70 million per month (by its resolution on June 22, 2007); for Corporate Auditors, there is a total limit of ¥20 million per month (by its resolution on June 22, 2007). Unrelated to the above, for Directors (not including External Directors) there is a total limit for bonuses of ¥500 million annually (by its resolution on June 22, 2007).

2.	The above amounts include ¥150 million of bonuses to be paid to 8 Directors (excluding External Directors).

3.	In addition to the above amounts, the Company paid pensions and retirement compensation (including payments that were determined for payment before abolition of some of such system) of ¥842 million to 148 Directors, and ¥81 million to 24 Corporate Auditors (this includes ¥12 million to 1 External Corporate Auditor).

4.	External Directors and External Corporate Auditors (As of March 31, 2010)

1.	External Directors

(1) Major activities of External Directors

Akishige Okada (Director, since June 2003)	Participated in 10 of the 12 Board of Directors meetings held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the banking business.

Nobuko Matsubara (Director, since June 2006)	Participated in all of the 12 Board of Directors meetings held during the fiscal year under review. She made statements mainly from the perspective of her high degree of knowledge and varied experience of labor issues while working as a Japanese public servant.

Ikujiro Nonaka (Director, since June 2007)	Participated in 10 of the 12 Board of Directors meetings held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience from his graduate and post-graduate research as an international business specialist.

Hiroshi Hirabayashi (Director, since June 2007)	Participated in all of the 12 Board of Directors meetings held during the fiscal year under review. He made statements mainly from the perspective of his varied international experience from his overseas activities as a foreign diplomat for Japan.

(2) The Company has entered into agreements with its respective External Directors pursuant to Article 427(1) of the Companies Act of Japan to limit their liability to the extent possible by law.

(3) The eldest daughter of External Director of Hiroshi Hirabayashi is an employee of the Company (non-managerial post).

2.	External Corporate Auditors

(1) Major activities of External Corporate Auditors

Hideharu Kadowaki (Corporate Auditor, since June 2004)	Participated in all of the 12 Board of Directors meetings, and all of the 12 Board of Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the banking business.

Naoto Nakamura (Corporate Auditor, since June 2006)	Participated in 10 of the 12 Board of Directors meetings, and 10 of the 12 Board of Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience obtained working as an attorney at law predominantly in the Companies Act field.

Kunihiro Matsuo (Corporate Auditor, since June 2008)	Participated in 9 of the 12 Board of Directors meetings, and in 10 of the 12 Board of Auditors meetings held during the fiscal year under review. He made statements mainly from the perspective of his many years of knowledge and varied experience obtained working as a prosecutor and an attorney at law.

Hiroyasu Watanabe (Corporate Auditor, since June 2009)	Participated in 8 of the 10 Board of Directors meetings, and 8 of the 9 Board of Auditors meetings, held since his appointment in June 2009. He made statements mainly from the perspective of his high degree of knowledge and varied experience obtained working at the Ministry of Finance Japan and as a graduate school professor.

(2) The Company has entered into agreements with its respective external Corporate Auditors pursuant to Article 427(1) of the Companies Act of Japan to limit their liability to the extent possible by law.

9. Details of Independent Auditors

1.	Name of Independent Auditor

Deloitte Touche Tohmatsu LLC

Note: As of July 2009, Deloitte Touche Tohmatsu became a limited private company and changed its name to Deloitte Touche Tohmatsu LLC.

2.	Remuneration paid to Independent Auditor

•	Total remuneration paid by the Company to its Independent Auditor relating to the consolidated fiscal year under review: ¥652 million

•	Total amount of monetary and other economic benefits payable by the Company and its subsidiaries to Independent Auditor: ¥1,568 million

3.	Non-Audit Services

The Company has engaged its Independent Auditor to provide “tax related services”, etc, being services falling outside the scope of Article 2(1) of the Certified Public Accountants Law (non-audit services).

4.	Policy on the Removal and Decision not to Re-Appoint Independent Auditor

The Company has the following policy on the removal of, and decisions not to re-appoint, Independent Auditor.

1.	The tenure of the Independent Auditor is one year, and they may be re-appointed.

2.	The appointment and removal of, and decisions not to re-appoint, Independent Auditor is/are resolved by the Board of Directors to be referred for discussion and resolution at the General Meeting of Shareholders, after obtaining the approval of the Board of Corporate Auditors. The re-appointment of Independent Auditor is determined by resolution of the Board of Directors after obtaining the approval of the Board of Corporate Auditors.

3.	Where the Independent Auditor has breached or contravened law or regulation such as the Companies Act or the Certified Public Accountants Law, or has conducted itself in breach of public policy or breached its contract of engagement, the Board of Directors considers whether or not it is appropriate to refer the removal of, or decisions not to re-appoint, Independent Auditor to the General Meeting of Shareholders for discussion and resolution.

4.	The Board of Corporate Auditors may remove the Independent Auditor with the approval of each Corporate Auditor if the circumstances outlined in the respective provisions of Article 340(1) of the Companies Act apply.

Note: Among the Company’s principal subsidiaries, Steel Technologies Inc. is audited by Deloitte & Touche LLP (USA), Mitsui Iron Ore Development Pty. Ltd. is audited by Deloitte Touche Tohmatsu (Australia), Mitsui Sakhalin Holdings B.V. is audited by Deloitte Accountants B.V. (Netherlands), and PT. Bussan Auto Finance is audited by Osman Bing Satrio & Rekan (member firm of Deloitte Touche Tohmatsu)(Indonesia).

10. NECESSARY SYSTEMS TO ENSURE APPROPRIATE OPERATIONS

An outline of Mitsui’s “Necessary systems to ensure appropriate operations” (pursuant to Article 362(4) (6) of the Companies Act of Japan) is as follows. Further detail can be found via the following link on Mitsui’s webpage. (http://www.mitsui.co.jp/en/company/governance/02/index.html).

1.	Systems to Ensure That Directors and Employees Comply with Laws, Regulations and the Articles of Incorporation

1.	Mitsui has established “BUSINESS CONDUCT GUIDELINES FOR EMPLOYEES AND OFFICERS OF MITSUI & CO., LTD.” based on its positioning of compliance by officers and employees in the course of carrying out their duties one of Mitsui’s most important priorities.

2.	Mitsui has established a Compliance Committee, headed by Chief Compliance Officer (CCO), and carries out compliance training and other measures to improve awareness of compliance issues. Mitsui has set up several avenues, both internal and external, for its employees to report and consult on compliance matters, and conducts periodical auditing to ensure its compliance regime is observed while also taking disciplinary actions on violations.

3.	Mitsui’s Corporate Auditors monitor the observance of laws and regulations, and the Articles of Incorporation, amongst other things, by Directors and employees in the performance of their duties.

4.	Mitsui has appointed External Directors and Corporate Auditors to strengthen the supervisory function of the Board of Directors, and has established various advisory committees that include External Directors and External Corporate Auditors as committee members, in order to ensure management transparency and objectivity.

2.	Systems to Store and Control Information Related to Duties Performed by Directors

In accordance with its Documentation Management Regulations and Information Systems Regulations, Mitsui stores and controls important information such as minutes of General Meetings of Shareholders and the Board of Directors, under the charge of a Director responsible for its Corporate Staff Divisions.

3.	Regulations and Systems Related to Management of Risk of Loss

1.	The heads of Mitsui’s business units and regional business units manage risks of losses (“Risks”) that arise from businesses within the scope of their authority.

2.	Mitsui’s Corporate Staff Divisions have established and oversee an integrated risk management system to holistically manage the various Risks which Mitsui faces in its businesses, centered on the Internal Controls Committee and the Portfolio Management Committee

3.	Mitsui has established a Crisis Management Headquarters to respond to crises in accordance with the Crisis Management Headquarters Regulations and the Emergency Business Continuity Management Regulations.

4.	Systems to Ensure Effective and Efficient Execution of Directors’ Duties

1.	Efficient management performance is pursued through having the Board of Directors oversee each Director in the performance of his/her duties and the use of an Executive Officer System.

2.	Mitsui has established various committees, such as the Corporate Management Committee and the Portfolio Management Committee, to enhance efficient and appropriate management decisions.

3.	Mitsui has constructed business units system and regional units system to enable timely management decisions and implemented an internal approval system where Mitsui’s representative directors make final decision in the best interests of the Company, following deliberations by the relevant Corporate Staff Divisions, Mitsui’s Representative Directors make final decisions in the best interests of the Company.

4.	Management initiatives are implemented in accordance with the Medium-Term Management Outlook and annual business plans, with the Board of Directors regularly checking upon progress.

5.	Systems to Ensure Proper Operations in the Group

1.	Based on the general principle of the autonomy of its subsidiaries and associated companies, Mitsui appropriately manages subsidiaries and associated companies, understanding the management status and maintaining a group wide management framework while providing for Mitsui’s participation in the management and/or governance of its subsidiaries and associated companies as appropriate to its equity investor status.

2.	Mitsui requires its major subsidiaries and associated companies to conduct regular auditing to check their compliance with laws and regulations.

3.	Mitsui sets up several routes to report to Mitsui’s Compliance Committee from its subsidiaries or associated companies in the event of discovery of compliance breaches by Mitsui’s officers or employees.

6.	Systems Related to Employees Assigned to Assist Corporate Auditors, and the Independence of such Employees from Directors

1.	Corporate Auditor Division is resourced with three or more full time employees.

2.	The organization and assignment of employees to the Corporate Auditor Division is determined with the approval of the Corporate Auditors.

7.	Systems for Directors and Employees to Report to Corporate Auditors

1.	Corporate Auditors may receive information by attending relevant meetings, requesting copies of material documents, and holding regular meetings with Directors, Executive Officers or other management staff.

2.	Directors report immediately to the Board of Corporate Auditors in the event of discovery of circumstances which carry the potential risk of serious loss or consequence to Mitsui.

3.	Mitsui’s Corporate Auditors audit the status of the management of its major subsidiaries and associated companies through visit to them and through regular cooperation with the corporate auditors of those companies.

8.	Other Systems to Ensure Effective Auditing by Corporate Auditors

1.	The Directors maintain an appropriate environment for auditing.

2.	The Corporate Auditors may request cooperation from the Internal Auditing Division, the Legal Division and the Global Controller Division, as well as other divisions with regard to their auditing.

3.	The Corporate Auditors maintain close contact with Mitsui’s independent auditors.

4.	The Corporate Auditors may request the assistance of full-time corporate legal counsel and other external expert professional advisors.

CONSOLIDATED AND NON-CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Millions of yen)

ASSETS

	March 31, 2010	March 31, 2009(*)
Current Assets:
Cash and cash equivalents	¥1,401,399	¥1,147,809
Time deposits	14,563	5,645
Marketable securities	4,361	18,097
Trade receivables:
Notes and loans, less unearned interest	293,034	298,677
Accounts	1,382,259	1,412,022
Associated companies	162,166	169,115
Allowance for doubtful receivables	(18,423)	(18,165)
Inventories	504,847	592,530
Advance payments to suppliers	96,482	98,772
Deferred tax assets—current	39,809	29,969
Derivative assets	114,463	329,897
Other current assets	266,130	334,769

Total current assets	4,261,090	4,419,137

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,403,056	1,275,490
Other investments	965,947	957,219
Non-current receivables, less unearned interest	453,299	486,412
Allowance for doubtful receivables	(48,472)	(51,883)
Property leased to others—at cost, less accumulated depreciation	224,000	199,204

Total investments and non-current receivables	2,997,830	2,866,442

Property and Equipment—at Cost:
Land, land improvements and timberlands	158,528	165,249
Buildings, including leasehold improvements	381,029	344,392
Equipment and fixtures	979,957	867,323
Mineral rights	132,510	154,246
Vessels	29,709	35,754
Projects in progress	170,218	153,923

Total Property and Equipment	1,851,951	1,720,887
Accumulated depreciation	(873,391)	(774,597)

Net property and equipment	978,560	946,290

Intangible Assets, less Accumulated Amortization	84,741	96,505
Deferred Tax Assets—Non-current	13,376	21,011
Other Assets	33,387	14,858

Total	¥8,368,984	¥8,364,243

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(Millions of yen)

LIABILITIES AND EQUITY

	March 31, 2010	March 31, 2009(*)
Current Liabilities:
Short-term debt	¥241,380	¥454,059
Current maturities of long-term debt	320,480	373,197
Trade payables:
Notes and acceptances	36,831	51,048
Accounts	1,307,980	1,292,520
Associated companies	63,760	39,243
Accrued expenses:
Income taxes	37,604	46,576
Interest	19,177	20,504
Other	71,582	89,704
Advances from customers	110,712	132,116
Derivative liabilities	83,972	180,533
Other current liabilities	87,289	112,990

Total current liabilities	2,380,767	2,792,490

Long-term Debt, less Current Maturities	2,909,794	2,841,301

Accrued Pension Costs and Liability for Severance Indemnities	33,927	33,814

Deferred Tax Liabilities—Non-current	305,096	256,085

Other Long-term Liabilities	309,594	329,107

Equity:
Mitsui & Co., Ltd. Shareholders’ equity:
Common stock—no par value	341,482	339,627
Authorized, 2,500,000,000 shares; Issued 1,829,153,527 shares in 2010 and 1,824,928,240 shares in 2009(*)
Capital surplus	428,848	434,188
Retained earnings:
Appropriated for legal reserve	53,844	48,806
Unappropriated	1,618,101	1,486,201
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	123,891	44,263
Foreign currency translation adjustments	(272,665)	(384,618)
Defined benefit pension plans	(49,132)	(68,683)
Net unrealized gains and losses on derivatives	(7,920)	(12,459)

Total accumulated other comprehensive loss	(205,826)	(421,497)

Treasury stock, at cost: 4,331,644 shares in 2010 and 3,770,220 shares in 2009(*)	(6,321)	(5,662)

Total Mitsui & Co., Ltd. shareholders’ equity	2,230,128	1,881,663

Noncontrolling interests	199,678	229,783

Total equity	2,429,806	2,111,446

Total	¥8,368,984	¥8,364,243

(*)	Supplementary Information

Statements of Consolidated Income

(Millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009(*)
Revenues:
Sales of products	¥3,590,490	¥4,852,388
Sales of services	374,701	477,869
Other sales	131,254	174,532

Total revenues	4,096,445	5,504,789
( Total Trading Transactions: Year ended March 31, 2010, ¥ 9,358,379 million Year ended March 31, 2009, ¥ 13,125,144 million(*))
Cost of Revenues:
Cost of products sold	3,195,948	4,270,929
Cost of services sold	135,600	163,182
Cost of other sales	62,936	71,414

Total cost of revenues	3,394,484	4,505,525

Gross Profit	701,961	999,264

Other Expenses (Income):
Selling, general and administrative	546,221	598,764
Provision for doubtful receivables	11,227	18,013
Interest income	(35,879)	(39,620)
Interest expense	46,310	74,354
Dividend income	(37,715)	(71,946)
Gain on sales of securities—net	(20,949)	(33,228)
Loss on write-down of securities	48,488	117,264
Gain on disposal or sales of property and equipment—net	(5)	(3,586)
Impairment loss of long-lived assets	8,715	37,693
Impairment loss of goodwill	9,907	18,568
Other (income) expense—net	(399)	40,810

Total other expenses	575,921	757,086

Income from Continuing Operations before Income Taxes and Equity in Earnings	126,040	242,178

Income Taxes:
Current	105,568	135,224
Deferred	(16,351)	18,943

Total	89,217	154,167

Income from Continuing Operations before Equity in Earnings	36,823	88,011
Equity in Earnings of Associated Companies—Net	131,473	120,658

Income from Continuing Operations before attribution of Noncontrolling Interests	168,296	208,669
(Loss) Income from Discontinued Operations—Net (After Income Tax Effect)	(794)	4,030

Net Income before attribution of Noncontrolling Interests	167,502	212,699
Net Income attributable to Noncontrolling Interests	(17,783)	(35,092)

Net Income attributable to Mitsui & Co., Ltd.	¥149,719	¥177,607

(*)	Supplementary Information

Statements of Consolidated Shareholders’ Equity

(Millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009(*)
Common Stock:
Balance at beginning of year	¥339,627	¥337,544
Common stock issued upon conversion of bonds	1,855	2,083

Balance at end of year	¥341,482	¥339,627

Capital Surplus:
Balance at beginning of year	¥434,188	¥432,245
Conversion of bonds	1,850	2,076
Losses on sales of treasury stock	—	(133)
Equity transactions with noncontrolling interest shareholders	(7,190)	—

Balance at end of year	¥428,848	¥434,188

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥48,806	¥47,463
Transfer from unappropriated retained earnings	5,038	1,343

Balance at end of year	¥53,844	¥48,806

Unappropriated:
Balance at beginning of year	¥1,486,201	¥1,397,313
Net income attributable to Mitsui & Co., Ltd.	149,719	177,607
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(12,779)	(87,318)
Dividends paid per share:
Year ended March 31, 2010; ¥7.0
Year ended March 31, 2009; ¥48.0 (*)
Transfer to retained earnings appropriated for legal reserve	(5,038)	(1,343)
Losses on sales of treasury stock	(2)	(58)

Balance at end of year	¥1,618,101	¥1,486,201

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of year	¥(421,497)	¥(25,775)
Unrealized holding gains (losses) on available-for-sale securities	66,202	(96,183)
Foreign currency translation adjustments	113,623	(249,422)
Defined benefit pension plans:
Net prior service (cost) credit	(210)	240
Net actuarial gain (loss)	19,797	(36,763)
Net unrealized gains (losses) on derivatives	4,540	(13,594)
Equity transactions with noncontrolling interest shareholders	11,719	—

Balance at end of year	¥(205,826)	¥(421,497)

Treasury Stock, at Cost:
Balance at beginning of year	¥(5,662)	¥(5,130)
Purchases of treasury stock	(667)	(1,518)
Sales of treasury stock	8	986

Balance at end of year	¥(6,321)	¥(5,662)

Total Mitsui & Co., Ltd. shareholders’ equity	¥2,230,128	¥1,881,663

[Continued on next page]

[Continued from previous page]

(Millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009(*)
Noncontrolling Interests:
Balance at beginning of year	¥229,783	¥243,976
Dividends paid to noncontrolling interest shareholders	(10,799)	(15,750)
Net income attributable to noncontrolling interests	17,783	35,092
Unrealized holding gains (losses) on available-for-sale securities (after income tax effect)	655	(23,344)
Foreign currency translation adjustments (after income tax effect)	1,444	(7,709)
Defined benefit pension plans (after income tax effect):
Net prior service cost	(22)	—
Net actuarial gain (loss)	204	(426)
Net unrealized gains (losses) on derivatives (after income tax effect)	139	(353)
Equity transactions with noncontrolling interest shareholders and other	(39,509)	(1,703)

Balance at end of year	¥199,678	¥229,783

Total Equity:
Balance at beginning of year	¥2,111,446	¥2,427,636
Conversion of bonds	3,705	4,159
Losses on sales of treasury stock	(2)	(191)
Net income before attribution of noncontrolling interests	167,502	212,699
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(12,779)	(87,318)
Dividends paid to noncontrolling interest shareholders	(10,799)	(15,750)
Unrealized holding gains (losses) on available-for-sale securities (after income tax effect)	66,857	(119,527)
Foreign currency translation adjustments (after income tax effect)	115,067	(257,131)
Defined benefit pension plans (after income tax effect):
Net prior service (cost) credit	(232)	240
Net actuarial gain (loss)	20,001	(37,189)
Net unrealized gains (losses) on derivatives (after income tax effect)	4,679	(13,947)
Sales and purchases of treasury stock	(659)	(532)
Equity transactions with noncontrolling interest shareholders and other	(34,980)	(1,703)

Balance at end of year	¥2,429,806	¥2,111,446

Comprehensive Income (Loss):
Net income before attribution of noncontrolling interests	¥167,502	¥212,699

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities	66,857	(119,527)
Foreign currency translation adjustments	115,067	(257,131)
Defined benefit pension plans:
Net prior service (cost) credit	(232)	240
Net actuarial gain (loss)	20,001	(37,189)
Net unrealized gains (losses) on derivatives	4,679	(13,947)

Comprehensive income (loss) before attribution of noncontrolling interests	373,874	(214,855)
Comprehensive income attributable to noncontrolling interests	(20,203)	(3,260)

Comprehensive income (loss) attributable to Mitsui & Co., Ltd.	¥353,671	¥(218,115)

(*)	Supplementary Information

Notes to Consolidated Financial Statements (Year ended March 31, 2010)

Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements

1. Subsidiaries and Associated Companies

(1)	Subsidiaries 292

Mitsui & Co. (U.S.A.), Inc., Mitsui Iron Ore Development Pty Ltd.,

Mitsui Oil Exploration Co., Ltd., Mitsui Coal Holdings Pty. Ltd.,

Mitsui E&P Australia Pty. Limited, and others

(2)	Associated companies accounted for under the equity method 169

Japan Australia LNG (MIMI) Pty. Ltd., Valepar S.A., P.T. Paiton Energy, and others

A total of 293 subsidiaries and associated companies are excluded from the above. These include companies which are sub-consolidated or accounted for under the equity method by other subsidiaries, other than trading subsidiaries.

2. Summary of Significant Accounting Policies

(1)	Basis of consolidated financial statements

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), as provided for under the first paragraph of Article 3 of the Supplementary Provisions of the Ministerial Ordinance of the Companies Accounting (Ordinance of the Ministry of Justice No. 46 of 2009). In accordance with the provision of the paragraph, certain disclosures required by U.S. GAAP have been omitted.

(2)	Inventories

Stated at the lower of cost, principally on a specific-identification basis, or market.

(3)	Debt and marketable equity securities

Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 320, “Investments—Debt and Equity Securities,” which was formerly Statement of Financial Accounting Standards (“SFAS”) No. 115, has been adopted.

Trading securities:	Carried at fair value. Unrealized holding gains and losses are included in earnings.

Held-to-maturity securities:	Measured at amortized cost. Premiums and discounts amortized in the period are included in interest income.

Available-for-sale securities:	Carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income (loss) in shareholders’ equity on a net-of-tax basis. The cost of available-for-sale securities sold is determined based on the moving-average cost method.

(4)	Depreciation of property and equipment

Principally the declining-balance method is used for assets located in Japan.

Principally the straight-line method is used for assets located outside Japan.

Either the straight-line method or the unit-of-production method is used for mineral rights.

(5)	Allowances and reserves

Allowance for doubtful receivables:

An impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for doubtful receivables is recorded for all receivables not defined as specific loan based primarily upon credit loss experiences of Mitsui & Co., Ltd. and subsidiaries (collectively, the “companies” ) and an evaluation of potential losses in the receivables.

Pension costs and severance indemnities:

Accrued pension costs and the liability for severance indemnities for the employees’ retirement benefits are accrued based on the projected benefit obligations and the fair value of plan assets as of March 31, 2010.

The unrecognized prior service credit (cost) is amortized over the average remaining service period of employees.

The amount of the unrecognized net actuarial gain (loss) as of the beginning of the year, which exceeds 10 percent of the greater of the projected benefit obligation or the fair value of plan assets, is amortized over seven years for the contributory Corporate Pension Fund of Mitsui & Co., Ltd. (the “Company”) and over the average remaining service period for other defined benefit pension plans.

(6)	All transactions are accounted for net of national and/or regional consumption taxes.

(7)	Goodwill and other intangible assets

In accordance with ASC 350, “Intangibles—Goodwill and Other,” which was formerly SFAS No. 142, goodwill and identifiable intangible assets determined to have an indefinite useful life are not amortized but are tested for impairment annually or more frequently if impairment indicators arise.

Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives using the straight-line method.

(8)	Total trading transactions

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are voluntary disclosures as permitted by ASC 605-45, “Revenue Recognition—Principal Agent Considerations,” which was formerly FASB Emerging Issues Task Force Issue No. 99-19, and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as a principal and the transactions in which the Company and certain subsidiaries serve as an agent. During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In relation to this change, the Statement of Consolidated Income for the year ended March 31, 2009 has been reclassified. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

(9)	Discontinued operations

The companies present the results of discontinued operations, including operations of a subsidiary that either has been disposed of or is classified as held for sale, as a separate line item in the Statements of Consolidated Income under (loss) income from discontinued operations—net (after income tax effect). The figures of the Statements of Consolidated Income for the prior year related to the discontinued operations have been reclassified to conform to the current year presentation.

3. Summary of Changes in Significant Accounting Policies

(1) FASB Accounting Standards Codification

Effective July 1, 2009, the companies adopted ASC 105, “Generally Accepted Accounting Principles,” which was formerly SFAS No. 168. ASC 105 establishes the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative generally accepted accounting principles. Rules and interpretive releases of the U.S. Securities and Exchange Commission (the “SEC”) are also sources of authoritative accounting principles for SEC registrants. The Codification reorganizes existing U.S. accounting standards by topic, and supersedes all existing U.S. accounting standards.

The adoption of this topic had no impact on the companies’ financial position and results of operations.

(2) Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, the companies adopted ASC 810-10-65, “Consolidation—Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” which was formerly SFAS No. 160. ASC 810-10-65 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.

As a result of the adoption of this section, noncontrolling interests, which were previously referred to as minority interests and classified between liabilities and shareholders’ equity on the Consolidated Balance Sheets, are included as a separate component of total equity. In addition, the way the Statements of Consolidated Income and the Statements of Consolidated Shareholders’ Equity are presented is changed. The companies have also retrospectively applied the presentation and disclosure provisions of this section, and have made reclassifications and format changes on the Consolidated Balance Sheets as of March 31, 2009, and the Statements of Consolidated Income and the Statements of Consolidated Shareholders’ Equity for the year ended March 31, 2009.

(3) Reclassification of Tax Effects on Equity in Earnings of Associated Companies

Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the year ended March 31, 2010. At the same time, the line item, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” has been changed to “Equity in Earnings of Associated Companies—Net.” Reclassifications have been made to the Statements of Consolidated Income for the year ended March 31, 2009 to conform to the current year’s presentation.

Notes to Consolidated Balance Sheets

1. Pledged assets and related liabilities

(1) Assets pledged as collateral	¥389,900 million

The following assets were pledged as collateral:

Trade receivables	¥92,004 million
(current and non-current)
Inventories	¥2,927 million
Investments	¥217,672 million
Property leased to others	¥44,457 million
(net book value)
Property and equipment	¥23,761 million
(net book value)
Other	¥9,079 million

(2) Liabilities related to the assets pledged as collateral	¥152,200 million

2. Contingent liabilities

Guarantees

Financial guarantees	¥247,528 million
Performance guarantees	¥6,276 million
Market value guarantees	¥74,063 million
Derivative instruments	¥12,065 million

Market value guarantees include obligations to repurchase bills of exchange of ¥56,910million.

The figure for derivative instruments is the aggregation of notional amounts computed based on the strike prices and quantities of written put options. Written put options of the companies meet the accounting definition of guarantees when it is probable that the counterparties of the derivative contracts have underlying assets or liabilities. The companies disclose written put options that meet the definition of guarantees, with consideration of the business relationship with counterparties.

Most of these derivative instruments are used as a part of trading transactions in the commodity markets, and the companies monitor the positions of derivative instruments which are subject to certain position and loss limits. In addition to the above, the companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls. The outstanding balance of guarantees related to these joint obligations is not quantifiable and the probability of being required to make any payments under these obligations is remote.

Notes to Statements of Consolidated Shareholders’ Equity

1.	Number of common stock issued as of March 31, 2010	1,829,153,527 shares

2.	Dividends from capital surplus and/or retained earnings

(1) Amount of dividends paid

Resolution	Total amount of dividends (millions of yen)	Dividends per share (yen)	Record date	Effective date
Board of Directors’ meeting held on November 4, 2009	¥12,779	¥7	September 30, 2009	December 3, 2009

(2) Dividends whose record date is in the current fiscal year but whose effective date is in the following fiscal year.

The following resolution on dividends on common stock has been proposed on the agenda of the ordinary general meeting of shareholders to be held on June 23, 2010.

	Total amounts of dividends (millions of yen)	¥20,081
‚	Dividends per share (yen)	¥11
ƒ	Record date	March 31, 2010
„	Effective date	June 24, 2010

The dividends will be paid from retained earnings.

3.	The type and number of shares to be issued upon the exercise of stock acquisition rights as of the current fiscal year-end (except for those shares whose first date of exercise period has not come).

Not applicable.

Financial Instruments

1. General information

The companies’ basic funding policy is to secure liquidity required for their smooth operations and to maintain the strength and soundness of the balance sheet. In order to achieve their objectives, their principal strategy is to obtain long-term funds from financial institutions and through the issuance of corporate bonds. In addition, the companies hold sufficient cash and highly-liquid short-term financial instruments in order to maintain liquidity to flexibly meet capital requirements and to minimize the harmful effect by the deteriorated financial market on future debt-service requirements.

Credit risk associated with notes and accounts receivable is managed with approvals of credit line by management and monitoring counterparty’s operations continuously.

Marketable securities and other investments, mainly consisting of equity securities, are measured at fair value on a regular basis.

The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business. In order to offset or reduce these risks, the companies use various derivative instruments.

The companies have strictly separated the trading sections from the sections that record the results and positions of derivative instruments. Executive officers in charge of risk management assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ risk management policy, based on comprehensive evaluation and analysis periodically reported from independent risk management sections.

2. Fair value of Financial Instruments

The following table presents the carrying amount and fair value of financial instruments included within the Consolidated Balance Sheet as of March 31, 2010.

(Unit: Millions of Yen)

	March 31, 2010
	Carrying amount	Fair value	Difference
Financial Assets
Current financial assets other than marketable securities	¥3,467,283	¥3,467,283	—
Marketable securities and other investments	¥560,818	¥560,818	—
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	¥267,594	¥268,190	¥596
Derivative instruments (Assets)	¥177,800	¥177,800	—
Financial Liabilities
Current financial liabilities	¥1,824,030	¥1,824,030	—
Long-term debt (including current maturities)	¥3,386,747	¥3,444,758	¥58,011
Derivative instruments (Liabilities)	¥114,719	¥114,719	—

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the financial instruments. Accordingly, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

(1) Current financial assets other than marketable securities and current financial liabilities

The carrying amount approximates the fair value of the majority of these instruments because of their short maturities.

(2) Marketable securities and other investments

Marketable equity securities are valued using quoted market prices. Debt securities are mainly valued using a discount cash flow analysis. Marketable securities and other investments did not include non-marketable investments of ¥482,930 million because it is not practicable to estimate the fair value of those investments.

(3) Non-current receivables, advances to associated companies, and Long-term debt

The fair values of non-current receivables, including fixed rate long-term loans receivable, and fixed rate long-term debt are estimated by discounted cash flow analysis, using interest rates currently being offered for receivables or debt with similar terms. The carrying amounts of loans or debt with floating rates approximate the fair value.

(4) Derivative instruments

Derivative financial instruments are mainly valued by a discounted cash flow analysis using foreign exchange and interest rates or quoted prices currently available for similar types of agreements. Exchange-traded derivative commodity instruments are mainly valued using quoted market prices. The valuation for certain derivative commodity instruments is based upon adjusted quoted prices.

(5) Financial guarantees and financing commitments

The fair values of financial guarantees are estimated based on the present values of expected future cash flows, considering the remaining terms of the arrangements and the counterparties’ credit standings.

The companies have not estimated the fair values of financing commitments because management does not believe it is practicable to estimate the fair values due to uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market. However, management believes the likelihood is remote that material payments will be required under these financing commitments.

Per Share Information

Mitsui & Co., Ltd. Shareholders’ Equity per Share	¥1,222.11
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share	¥82.12
Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share	¥82.11

Subsequent Events

On April 20, 2010, a third party semi-submersible drilling rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced a fire incident, which sank the drilling rig and resulted in leakage of hydrocarbons from the well. MOEX Offshore 2007 LLC, a 100% subsidiary of MOEX USA corporation, has a 10% working interest in the Mississippi Canyon 252 block as a non-operator. MOEX USA Corporation is a 100% subsidiary of Mitsui Oil Exploration Co., Ltd. in which Mitsui & Co., Ltd. (“Mitsui”) has a 69.91% equity interest. Mitsui is unable, at this time, to determine the impact, if any, that the damage of the incident will have on Mitsui’s future consolidated financial position or consolidated operating results.

Statements of Consolidated Cash Flows

(Supplementary Information) (Unaudited)

(Millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009 (*)
Operating Activities:
Net income before attribution of noncontrolling interests	¥167,502	¥212,699
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Loss (income) from discontinued operations—net (after income tax effect)	794	(4,030)
Depreciation and amortization	136,951	139,564
Pension and severance costs, less payments	15,645	2,814
Provision for doubtful receivables	11,227	18,013
Gain on sales of securities—net	(20,949)	(33,228)
Loss on write-down of securities	48,488	117,264
Gain on disposal or sales of property and equipment—net	(5)	(3,586)
Impairment loss of long-lived assets	8,715	37,693
Impairment loss of goodwill	9,907	18,568
Deferred income taxes	(16,351)	18,943
Equity in earnings of associated companies, less dividends received	(19,933)	(24,064)
Changes in operating assets and liabilities:
Decrease in trade receivables	87,156	838,622
Decrease in inventories	79,035	63,309
Decrease in trade payables	(25,616)	(569,861)
Other—net	145,135	(264,798)
Net cash provided by operating activities of discontinued operations	4,659	14,744

Net cash provided by operating activities	632,360	582,666

Investing Activities:
Net (increase) decrease in time deposits	(12,891)	3,344
Net increase in investments in and advances to associated companies	(44,849)	(131,646)
Net decrease in other investments	64,262	47,210
Net decrease in long-term loan receivables	1,744	9,268
Net increase in property leased to others and property and equipment	(188,359)	(219,068)

Net cash used in investing activities	(180,093)	(290,892)

Financing Activities:
Net (decrease) increase in short-term debt	(212,413)	41,020
Net increase in long-term debt	58,108	51,649
Transactions with noncontrolling interest shareholders	(47,330)	(14,401)
Purchases of treasury stock—net	(31)	(724)
Payments of cash dividends	(12,779)	(87,318)

Net cash used in financing activities	(214,445)	(9,774)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	15,768	(33,455)

Net increase in Cash and Cash Equivalents	253,590	248,545
Cash and Cash Equivalents at Beginning of Year	1,147,809	899,264

Cash and Cash Equivalents at End of Year	¥1,401,399	¥1,147,809

Notes:

1.	The Statements of Consolidated Cash Flows above have been adjusted due to the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-65, “Consolidation - Transition Related to FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51,” which was formerly Statement of Financial Accounting Standards (“SFAS”) No.160.

2.	Tax effects on investments in associated companies are classified as “Deferred income taxes” for the year ended March 31, 2010, which were formerly included in “Equity in earnings of associated companies, less dividends received.” The figures for the year ended March 31, 2009 have been reclassified to conform to the current year presentation.

3.	The figures for the year ended March 31, 2009 relating to discontinued operations have been reclassified.

Operating Segment Information

(Supplementary information) (Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of the regional business units. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and three region-focused reportable operating segments.

Year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	¥978,442	¥546,519	¥1,084,409	¥1,562,488	¥1,194,705	¥1,783,900	¥403,555	¥129,863
Gross Profit	¥34,016	¥72,469	¥90,639	¥65,673	¥155,028	¥83,561	¥52,026	¥31,342
Operating Income (Loss)	¥1,173	¥56,810	¥10,740	¥14,885	¥98,458	¥20,394	¥(8,762)	¥1,493
Equity in Earnings of Associated Companies - Net	¥4,514	¥35,301	¥38,291	¥2,683	¥35,297	¥7,830	¥(6,197)	¥5,091
Net Income (Loss) attributable to Mitsui & Co., Ltd.	¥3,226	¥62,949	¥19,258	¥11,887	¥83,848	¥(849)	¥(9,762)	¥(839)
Total Assets at March 31, 2010	¥460,562	¥912,777	¥1,323,237	¥605,727	¥1,458,763	¥609,146	¥528,174	¥384,516

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	¥904,144	¥376,195	¥404,603	¥9,368,823	¥2,684	¥(13,128)	¥9,358,379
Gross Profit	¥73,082	¥16,655	¥27,862	¥702,353	¥506	¥(898)	¥701,961
Operating Income (Loss)	¥5,398	¥(3,978)	¥2,927	¥199,538	¥(4,515)	¥(50,510)	¥144,513
Equity in Earnings of Associated Companies - Net	¥3,409	¥1,177	¥3,783	¥131,179	—	¥294	¥131,473
Net Income (Loss) attributable to Mitsui & Co., Ltd.	¥(9,572)	¥(3,771)	¥25,719	¥182,094	¥1,481	¥(33,856)	¥149,719
Total Assets at March 31, 2010	¥507,065	¥132,109	¥305,980	¥7,228,056	¥2,725,444	¥(1,584,516)	¥8,368,984

Year ended March 31, 2009 (from April 1, 2008 to March 31, 2009) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	¥1,522,270	¥912,577	¥1,332,535	¥2,097,449	¥2,048,579	¥1,988,325	¥663,969	¥215,222
Gross Profit	¥52,204	¥119,199	¥106,279	¥79,976	¥272,001	¥82,402	¥73,665	¥62,123
Operating Income (Loss)	¥17,387	¥104,526	¥15,973	¥24,185	¥214,083	¥18,986	¥(12,816)	¥23,781
Equity in Earnings of Associated Companies - Net	¥(2,555)	¥72,320	¥21,432	¥3,227	¥45,801	¥(5,889)	¥3,568	¥(16,633)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	¥(4,766)	¥90,045	¥21,810	¥(10,209)	¥153,322	¥1,548	¥(31,365)	¥(14,511)
Total Assets at March 31, 2009	¥523,034	¥782,074	¥1,400,813	¥546,046	¥1,476,420	¥616,569	¥556,367	¥576,509

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	¥1,383,403	¥527,599	¥461,717	¥13,153,645	¥2,898	¥(31,399)	¥13,125,144
Gross Profit	¥115,976	¥22,155	¥26,586	¥1,012,566	¥2,879	¥(16,181)	¥999,264
Operating Income (Loss)	¥39,015	¥(1,947)	¥(1,493)	¥441,680	¥(2,989)	¥(56,204)	¥382,487
Equity in Earnings of Associated Companies - Net	¥(3,208)	¥611	¥1,709	¥120,383	¥83	¥192	¥120,658
Net Income (Loss) attributable to Mitsui & Co., Ltd.	¥(7,123)	¥(11,469)	¥29,947	¥217,229	¥7,125	¥(46,747)	¥177,607
Total Assets at March 31, 2009	¥572,972	¥148,490	¥239,230	¥7,438,524	¥2,886,834	¥(1,961,115)	¥8,364,243

Notes:

1.	The figures for the year ended March 31, 2009 relating to discontinued operations have been reclassified. The reclassification to “(Loss) Income from Discontinued Operations - Net (After Income Tax Effect)” is included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2009 and 2010 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.	Net Income (Loss) attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

6.	During the year ended March 31, 2010, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment, was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, the operating segment information for the year ended March 31, 2009 has been restated to conform to the current year presentation.

7.	During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In relation to this change, the Operating Segment Information for the year ended March 31, 2009 has been reclassified.

8.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies” (After Income Tax Effect) are included in “Income Taxes” for the year ended March 31, 2010. At the same time, the line item, “Equity in Earnings of Associated Companies” (After Income Tax Effect) has been changed to “Equity in Earnings of Associated Companies - Net.” Reclassifications have been made to the Operating Segment Information for the year ended March 31, 2009 to conform to the current year’s presentation.

Balance Sheets

(Millions of yen)

ASSETS

	March 31, 2010	March 31, 2009(*)
Current Assets
Cash and time deposits	¥1,000,188	¥763,025
Notes receivable, trade	74,913	132,180
Accounts receivable, trade	774,281	953,416
Securities	351	13,751
Inventories	98,850	125,135
Real estate for sale	16,990	20,693
Contract work in process	47	176
Advance payments to suppliers	38,717	39,501
Prepaid expenses	7,420	4,833
Accounts receivable, other	127,001	78,116
Accrued income	6,400	6,003
Short-term loans receivable	245,673	137,350
Deferred tax assets—current	7,138	9,175
Derivative assets	39,434	89,279
Income tax receivable	13,398	63,888
Other	36,357	63,109
Allowance for doubtful receivables	(8,457)	(10,580)

Total Current Assets	2,478,707	2,489,058
Non-Current Assets
Tangible assets (net)
Leased-out property	26,152	30,487
Buildings	20,908	22,049
Structures	460	544
Machinery and equipment	83	106
Ships	1	2
Vehicles	101	162
Tools, furniture and fixtures	4,537	4,116
Timberland and timber	7,624	7,621
Land	11,380	11,388
Construction in progress	63	210

Total Tangible Assets (net)	71,313	76,689
Intangible assets
Leasehold rights	5,546	5,987
Trademark rights	571	674
Software	14,478	17,154
Other	7,895	3,850

Total Intangible Assets	28,491	27,666
Investments and other assets
Investments in securities	488,283	444,527
Investments in subsidiaries and associated companies	1,159,020	1,044,753
Ownership	16,636	17,663
Ownership in subsidiaries and associated companies	309,303	360,825
Long-term loans receivable	114,790	115,462
Long-term accounts receivable	34,782	38,746
Long-term prepaid expenses	47,245	62,607
Other	36,641	29,086
Allowance for doubtful receivables	(34,650)	(42,030)

Total Investments and Other Assets	2,172,054	2,071,642

Total Non-Current Assets	2,271,859	2,175,998

Total Assets	¥4,750,567	¥4,665,056

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(Millions of yen)

LIABILITIES AND EQUITY

	March 31, 2010	March 31, 2009(*)
Current Liabilities
Notes payable, trade	¥7,459	¥21,334
Accounts payable, trade	667,801	688,756
Short-term borrowings	151,271	189,841
Commercial paper	—	62,000
Current portion of debentures and bonds	72,000	63,801
Accounts payable, other	81,508	63,735
Accrued income taxes	—	539
Accrued expenses	29,598	31,040
Advances from customers	32,031	39,816
Deposits received	7,439	3,501
Deferred income	11,684	16,964
Derivative liabilities	35,582	97,535
Other	6,850	19,243

Total Current Liabilities	1,103,229	1,298,109
Long-Term Liabilities
Bonds	450,346	528,340
Long-term borrowings	1,968,814	1,747,767
Deferred tax liabilities—non-current	32,637	12,477
Liability for retirement benefits	12,765	11,377
Allowances for the obligation for guarantees and commitments	16,375	18,563
Other	32,277	34,299

Total Long-Term Liabilities	2,513,216	2,352,826

Total Liabilities	3,616,446	3,650,935

Shareholders’ Equity
Common Stock	341,481	339,626
Capital Surplus:
Capital reserve	367,758	365,909

Total Capital Surplus	367,758	365,909
Retained Earnings
Legal reserve	27,745	27,745
Other retained earnings
General reserve	176,851	176,851
Special reserve	1,619	1,619
Reserve for tax-deductible write-down of tangible assets	—	544
Retained earnings—carry forward	116,219	64,389

Total Retained Earnings	322,436	271,149
Treasury Stock	(5,520)	(5,491)

Total Shareholders’ Equity	1,026,155	971,194
Valuation and Translation Adjustments
Net unrealized gain on available-for-sale securities	82,676	26,614
Deferred gain on derivatives under hedge accounting	25,290	16,312

Total Valuation and Translation Adjustments	107,966	42,926

Total Equity	1,134,121	1,014,121

Total Liabilities and Equity	¥4,750,567	¥4,665,056

(*)	Supplementary Information

Statements of Operations

(Millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009(*)
Sales	¥4,196,335	¥11,130,100
Cost of sales	4,075,676	10,959,779
Gross Profit	120,659	170,320
Selling, general and administrative expenses	197,198	196,232
Operating Loss	(76,538)	(25,911)
Non-Operating Income
Interest income	11,969	12,113
Dividend income	198,154	158,665
Foreign exchange income	796	—
Other	14,014	10,721
Total non-operating income	224,935	181,500
Non-Operating Expenses
Interest expense	25,358	35,508
Foreign exchange loss	—	45,202
Other	11,371	22,984
Total non-operating expenses	36,730	103,694
Ordinary Profit	111,666	51,893
Extraordinary Gains
Gain on sales of tangible assets	424	1,156
Gain on sales of investments in securities and subsidiaries and associated companies	22,851	41,459
Gain on reversal of provision for doubtful receivables from subsidiaries and associated companies	1,675	—
Gain on reversal of provision for doubtful receivables	1,590	606
Transfer income adjustment	—	1,600
Total extraordinary gains	26,541	44,823
Extraordinary Losses
Loss on sales of tangible assets	969	773
Impairment losses	925	338
Loss on sales of investments in securities and subsidiaries and associated companies	2,862	3,475
Loss on write-down of investments in securities and subsidiaries and associated companies	81,691	172,360
Provision for doubtful receivables from subsidiaries and associated companies	—	5,285
Provision for the obligation for guarantees and commitments	2,493	9,634
Total extraordinary losses	88,942	191,867
Income (Loss) before Income Taxes	49,265	(95,150)
Income taxes (refund)—current	(2,542)	(23,236)
Income taxes (refund)—assessed for previous fiscal year	—	(5,110)
Income taxes—deferred	(12,259)	13,526
Net Income (Loss)	¥64,067	¥(80,329)

(*)	Supplementary Information

Statements of Changes in Equity

(Millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009(*)
Shareholders’ equity
Common stock
Balance at the end of previous period	¥339,626	¥337,543
Changes of items during the period
New share issuance	1,854	2,082

Total changes of items during the period	1,854	2,082

Balance at the end of current period	341,481	339,626

Capital surplus
Capital reserve
Balance at the end of previous period	365,909	363,833
Changes of items during the period
New share issuance	1,848	2,076

Total changes of items during the period	1,848	2,076

Balance at the end of current period	367,758	365,909

Other capital surplus
Balance at the end of previous period	—	133
Changes of items during the period
Disposal of treasury stock	—	(133)

Total changes of items during the period	—	(133)

Balance at the end of current period	—	—

Total capital surplus
Balance at the end of previous period	365,909	363,966
Changes of items during the period
New share issuance	1,848	2,076
Disposal of treasury stock	—	(133)

Total changes of items during the period	1,848	1,942

Balance at the end of current period	367,758	365,909

Retained earnings
Legal reserve
Balance at the end of previous period	27,745	27,745
Changes of items during the period	—	—

Total changes of items during the period	—	—

Balance at the end of current period	27,745	27,745

Other retained earnings
General reserve
Balance at the end of previous period	176,851	176,851
Changes of items during the period	—	—

Total changes of items during the period	—	—

Balance at the end of current period	176,851	176,851

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(Millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009(*)
Special reserve
Balance at the end of previous period	1,619	1,619
Changes of items during the period	—	—

Total changes of items during the period	—	—

Balance at the end of current period	1,619	1,619

Reserve for loss on overseas investments
Balance at the end of previous period	—	8,424
Changes of items during the period
Reversal of reserve for loss on overseas investments	—	(8,424)

Total changes of items during the period	—	(8,424)

Balance at the end of current period	—	—

Reserve for tax-deductible write-down of tangible assets
Balance at the end of previous period	544	659
Changes of items during the period
Reversal of reserve for tax-deductible write-down of tangible assets	(544)	(115)

Total changes of items during the period	(544)	(115)

Balance at the end of current period	—	544
Retained earnings-carry forward
Balance at the end of previous period	64,389	223,555
Changes of items during the period
Reversal of reserve for loss on overseas investments	—	8,424
Reversal of reserve for tax-deductible write-down of tangible assets	544	115
Cash dividends	(12,779)	(87,317)
Net income (loss)	64,067	(80,329)

Disposal of treasury stock	(1)	(58)

Total changes of items during the period	51,830	(159,165)

Balance at the end of current period	116,219	64,389

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(Millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009(*)
Total retained earnings
Balance at the end of previous period	271,149	438,856
Changes of items during the period
Cash dividends	(12,779)	(87,317)
Net income (loss)	64,067	(80,329)
Disposal of treasury stock	(1)	(58)

Total changes of items during the period	51,286	(167,706)
Balance at the end of current period	322,436	271,149
Treasury stock
Balance at the end of previous period	(5,491)	(4,959)
Changes of items during the period
Acquisition of treasury stock	(37)	(1,518)
Disposal of treasury stock	7	986

Total changes of items during the period	(29)	(532)

Balance at the end of current period	(5,520)	(5,491)

Total shareholders’ equity
Balance at the end of previous period	971,194	1,135,407
Changes of items during the period
New share issuance	3,703	4,158
Cash dividends	(12,779)	(87,317)
Net income (loss)	64,067	(80,329)
Acquisition of treasury stock	(37)	(1,518)
Disposal of treasury stock	6	794

Total changes of items during the period	54,960	(164,212)

Balance at the end of current period	1,026,155	971,194

Valuation and translation adjustments
Net unrealized gain on available-for-sale securities
Balance at the end of previous period	26,614	82,288
Changes of items during the period
Net changes during period of items in valuation and translation adjustments	56,062	(55,674)

Total changes of items during the period	56,062	(55,674)

Balance at the end of current period	82,676	26,614

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(Millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009(*)
Deferred gain on derivatives under hedge accounting
Balance at the end of previous period	16,312	13,364
Changes of items during the period
Net changes during period of items in valuation and translation adjustments	8,977	2,947

Total changes of items during the period	8,977	2,947

Balance at the end of current period	25,290	16,312

Total valuation and translation adjustments
Balance at the end of previous period	42,926	95,653
Changes of items during the period
Net changes during period of items in valuation and translation adjustments	65,039	(52,726)

Total changes of items during the period	65,039	(52,726)

Balance at the end of current period	107,966	42,926

Total equity
Balance at the end of previous period	1,014,121	1,231,061
Changes of items during the period
New share issuance	3,703	4,158
Cash dividends	(12,779)	(87,317)
Net income (loss)	64,067	(80,329)
Acquisition of treasury stock	(37)	(1,518)
Disposal of treasury stock	6	794
Net changes during period of items in valuation and translation adjustments	65,039	(52,726)

Total changes of items during the period	119,999	(216,939)

Balance at the end of current period	¥1,134,121	¥1,014,121

(*)	Supplementary information

Notes to Non-Consolidated Financial Statements (Year ended March 31, 2010)

Significant Accounting Policies

(1)	Securities are classified and accounted for as follows: Trading securities, whose costs of sales are determined by the moving average method, are stated at market value. Held-to-maturity debt securities are stated at amortized cost, determined by the straight-line method.

Investments in subsidiaries and associated companies are stated at cost, determined by the moving-average method.

Marketable available-for-sale securities, whose costs of sales are determined by the moving-average method, are reported at market value at year-end, with unrealized gains and losses reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost, determined by the moving-average method.

Except for trading securities, those securities whose market value or equity in net assets is materially lower than carrying value on and around the balance sheet date; are devaluated after determining whether the value could be recoverable.

(2)	Derivatives are stated at fair value. Cash in trusts for trading purposes are also stated at fair value.

(3)	Inventories are stated at cost. Cost is determined principally by the specific identification method and, for certain items, by the moving-average method or the first-in, first-out method. The balance sheet amount is calculated reducing book value when the contribution of inventories to profitability declines. Inventories for trading purpose are stated at market value.

(4)	Depreciation of tangible fixed assets is computed using the declining-balance method. Depreciation of buildings (excluding equipment and fixtures) acquired on or after April 1, 1998, is computed using the straight-line method. The estimated useful lives for the majority of tangible fixed assets are as follows: Leased-out Property: 2-51 years; Buildings: 2-50 years; Tools, furniture and Fixtures: 2-20 years.

Depreciation of intangible fixed assets is computed using the straight-line method. Software for the Company’s own use is amortized based on the straight-line method over the period it can be used (five years in principle).

Lease assets are included in each fixed assets item and the depreciation of them is computed using the straight-line method over the lease period.

(5)	Specific costs, which may be capitalized as deferred charges, are principally charged to costs when incurred.

(6)	To provide for possible losses on collection, the allowance for doubtful receivables that is set aside for receivables in general is computed using the actual ratio of bad debts. For certain receivables, the amount deemed unrecoverable is set aside in the allowance on an individual basis.

The liability for retirement benefits is recorded based on projected benefit obligations and plan assets at the balance sheet date of the Corporate Pension Fund plan and other retirement benefit plans.

Unrecognized prior service cost is amortized over seven years from the date of the revision of the pension plan, which is within the average remaining service period of employees. The unrecognized actuarial gain or loss that arose in the current year is amortized over seven years starting with the following fiscal year, which is within the average remaining service period of employees. To provide for contingent losses on the obligation for guarantees and commitments to subsidiaries, etc an amount is set aside as deemed necessary, considering the financial position of the indemnities.

(7)	Receivables and Payables denominated in foreign currencies are translated into Japanese yen at year-end exchange rates on the balance sheet date. The foreign exchange gains and losses from translation are recognized in the income statement.

(8)	For derivatives which meet hedge accounting criteria, except for available-for-sale securities, gains or losses on derivatives are deferred until realization of the hedged items.

For derivatives which meet hedge accounting criteria for available-for-sale securities, fair value hedge accounting is applied. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential paid or received under the swap agreements is recognized on an accrual basis and included in interest expense or income.

Foreign currency forward exchange contracts to hedge monetary assets and liabilities denominated in foreign currencies are stated at fair value accounted for under the principle method of the Accounting Standards for Financial Instruments.

The Company enters into derivative financial instruments transactions and foreign currency borrowings to hedge foreign exchange risk associated with monetary assets and liabilities denominated in foreign currencies, forward contract of trade, and net investments in foreign operations etc, interest rate risk in the course of business activities and market risk of commodities and trading contracts.

Apart from trading transaction risks, market volatility risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business are hedged using derivative financial instruments and foreign currency borrowings, considering the specific risk characteristics based on internal risk control policies.

The effectiveness between the hedging instruments and the hedged items is evaluated considering individual transactions’ characteristics.

(9)	All transactions are accounted for net of consumption taxes.

Finance lease transactions which started on or before March 31, 2008, except those where the ownership of the property transfers to the lessee, are accounted for as operating leases. (Interim measure) The consolidated taxation system has been applied from this fiscal year.

Change in Accounting Policy

During the year ended March 31, 2010, the Company changed its presentation of Sales on the Statements of Operations for those transactions where the Company serves as agent, and not as a contracting party. Previously, such transactions were presented gross including transaction volume exchanged between the contracting parties and commissions earned by the Company as an agent based on the accounting practice used by similar Japanese trading companies. These transactions are now shown as net amounts including only commissions. Based on the trends in global accounting principles whereby sales from transactions without exposure to significant risks are presented net, and considering the fact that such presentation has recently been recognized in industry, the Company decided to make this change during this year in order to improve the usefulness of the Sales accounts as financial data. The effect of this change was to decrease both of Sales and Cost of Sales by ¥3,107,940 millions compared with the previous presentation. There was no effect on Gross Profit.

Notes to Balance Sheets

1.	Assets pledged as security and related liabilities

(Unit: Millions of Yen)

Assets pledged as security		Details
Type	Book Value at End of Period	For Long-Term Borrowings (See Note 1)	As Security for Trading Contracts	Guarantees
Accounts Receivable	¥1,597	¥1,597	—	—
Land, Timberland and Timber	577	577	—	—
Investments in Securities, Investment in Subsidiaries and Associated Companies, and Ownership	30,586	9,985	¥9,149	¥11,452
Long-Term Loans Receivable	10,306	6,137	—	4,169

Total	¥43,066	¥18,296	¥9,149	¥15,621

Note 1: Corresponds to the long-term borrowing secured of ¥18,619 million.

Note 2: In addition to the above, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements, were ¥136,212 million.

2.	Monetary assets held as security from others, for which the Company has free disposal rights: ¥4,640 million

3.	Accumulated depreciation of tangible assets: ¥89,348 million

4.	Contingent liabilities

(1) Guarantee

(Unit: Million of Yen)

The guaranteed	Amount of guarantee (Note 1)
1. Guarantees related to trading partner bank borrowings, trade payable and other
Clio Marine Inc.	¥152,563
Mitsui Sakhalin Holdings B.V.	99,923
Mitsui E&P USA LLC	89,318
PT. Bussan Auto Finance	62,289
Mitsui Raw Materials Development Pty. Limited	44,595
Mitsui Oil (Asia) Hong Kong Limited	38,898
Lepta Shipping Co., Ltd.	28,388
Mitsui Rail Capital Europe B.V.	26,994
Mitsui Coal Holdings Pty. Ltd.	26,492
Mitsui & Co. Energy Risk Management Ltd.	25,349
Other-205 companies	448,959

Sub-total (See Note 2)	1,043,773
2. Guarantees related to bank borrowings of overseas trading subsidiaries
Mitsui & Co., (Middle East) B.S.C.(c)	309,339
Mitsui & Co. (U.S.A), Inc.	101,618
Other-5 overseas trading subsidiaries	6,524

Sub-total (See Note 3)	417,481

Grand total	¥1,461,255

Note 1:	For joint guarantee agreements with two or more guarantors or guarantee agreements with re-guarantees by other companies, the amounts presented above only include the portion which the Company bears under such agreements.

Note 2:	Commitments and other letters similar to guarantees amounting to ¥17,717 million are included.

Note 3:	Commitments and other letters similar to guarantees amounting to ¥52,698 million are included.

Note 4:	Presented above are subsidiaries and associated companies whose guarantee fee amounts and their payment conditions have been determined individually considering their business substance.

(2)  Notes receivable discounted amount to ¥56,668 million

Export bills of exchange under letters of credit, discounted at intermediary banks but not yet paid by the banks extending the letters of credit, of ¥53,516million, are included in notes receivable discounted.

5.	Receivables from and payables to subsidiaries and associated companies:

Short-term receivables: ¥519,304 million	Long-term receivables: ¥126,091 million
Short-term payables: ¥160,458 million	Long-term payables: ¥1,549 million

Notes to Statements of Operations

(1)	Transactions with subsidiaries and associated companies:

Sales:	¥1,038,393 million
Purchases:	¥ 666,349 million
Other non-operating transactions:	¥ 208,624 million

(2)	Impairment losses

The Company has recorded an Impairment Loss on Fixed Assets as an extraordinary item for certain properties in 2 locations (mainly in and around the capital region) which have suffered continuous declines in rents and land prices and also for an asset relating to a business which the Company has decided to exit, as the carrying value of the assets exceeds its recoverable value. The Impairment Loss consists of Leased-out property ¥911million; and Furniture and fixtures ¥13million. Recoverable values are mainly calculated according to net saleable value based on similar market transactions.

(3)	Provisions for the obligation for guarantees and commitments

Includes ¥2,493 million related to subsidiaries and associated companies.

Notes to Statements of Changes in Equity

New share issuance

New share issuance has been caused by the conversions of convertible bonds.

Numbers of treasury stock as of the end of fiscal year

Common stock                    3,576,682 shares

Tax-Effect Accounting

The principal items, which comprise deferred tax assets and deferred tax liabilities, were as follows:

(Millions of Yen)

Deferred tax assets
Allowance for doubtful receivables	¥15,228
Impairment loss of investments in securities, subsidiaries and associated companies	116,293
Impairment loss of fixed assets	7,623
Impairment loss of real estates for sale and lease-out	2,539
Accrued bonuses	7,395
Pension and severance costs	4,558
Loss carryforwards	15,970
Others	10,135

Subtotal deferred tax assets	179,741
Valuation allowance	(141,175)

Total deferred tax assets	38,566
Deferred tax liabilities
Net unrealized gain on available-for-sale securities	46,066
Deferred gain on derivatives under hedge accounting	17,574
Others	425

Total deferred tax liabilities	64,065

Net deferred tax liabilities	¥25,499

Leased Fixed Assets

Significant off-balance sheet leased assets include buildings used for distribution & delivery centers and equipments for manufacturing components.

Transactions with Related Parties

Company Name: Mitsui & Co. Financial Services Co., Ltd.

Relationship: Subsidiary

Ownership of Voting Shares: 100% direct ownership

Relationship with Related Parties: Dispatching directors, and providing finance

Transaction Content: Loans

Transaction Amount: ¥ 722,470 million

Amount as of the current fiscal year: Short-term loans receivable ¥66,197 million. Long-term loans receivable ¥23,880 million

Transaction Conditions and Transaction Policy: Financing condition is determined considering market interest rates, with repayment terms of short-term loan receivables set at approximately within one month.

Company Name: Mitsui & Co. (U.S.A.), Inc.

Relationship: Subsidiary

Ownership of Voting Shares: 100% direct ownership

Relationship with Related Parties: Dispatching directors, and providing finance

Transaction Content: Loans

Transaction Amount: ¥ 163,623 million

Amount as of the current fiscal year: Short-term loans receivable ¥65,000 million.

Transaction Conditions and Transaction Policy: Financing condition is determined considering market interest rates, with repayment terms of short-term loan receivables set at approximately within six months.

Per Share Information

Equity per Share	¥621.24
Basic Net Income per Share	¥ 35.12

Note: Diluted earnings per share is not disclosed because there are no dilutive potential shares.

(Figures presented in balance sheets, statements of operations, statements of changes in equity, and notes are displayed following rounding down to the nearest million yen.)

Independent Auditors’ Report (Copy)

(Translation)

May 12, 2010

To the Board of Directors of Mitsui & Co., Ltd.

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner, Certified Public Accountant: Koji Inagaki
Designated Unlimited Liability Partner, Engagement Partner, Certified Public Accountant: Nobuaki Fuse
Designated Unlimited Liability Partner, Engagement Partner, Certified Public Accountant: Keiji Nakae
Designated Unlimited Liability Partner, Engagement Partner, Certified Public Accountant: Junichi Fujii

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2010 of Mitsui & Co., Ltd. (the “Company”) and subsidiaries and the related statements of consolidated income and consolidated shareholders’ equity and the related notes for the fiscal year from April 1, 2009 to March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of March 31, 2010, and the results of their operations for the year then ended in conformity with the recognition and measurement criteria of accounting principles generally accepted in the United States of America, as modified by the first paragraph of Article 3 of the Supplementary Provisions of the Ministerial Ordinance of the Companies Accounting (Ordinance of the Ministry of Justice No. 46 of 2009) (Refer to Notes to Consolidated Financial Statements, Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements, 2. Summary of Significant Accounting Policies, (1) Basis of consolidated financial statements.)

Additional Information:

1.	As discussed in Notes to Consolidated Financial Statements, Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements, 3. Summary of Changes in Significant Accounting Policies, (2) Noncontrolling Interests in Consolidated Financial Statements, effective April 1, 2009, the Company changed its method of accounting for noncontrolling interests in consolidated financial statements to conform to Accounting Standards Codification 810-10-65, “Consolidation—Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

2.	As discussed in Notes to Consolidated Financial Statements, Subsequent Events, on April 20, 2010, the Company’s subsidiary which has a working interest in the Gulf of Mexico experienced an incident which resulted in leakage of hydrocarbons from the well.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Independent Auditors’ Report (Copy)

(Translation)

May 12, 2010

To the Board of Directors of Mitsui & Co., Ltd.

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner, Certified Public Accountant: Koji Inagaki
Designated Unlimited Liability Partner, Engagement Partner, Certified Public Accountant: Nobuaki Fuse
Designated Unlimited Liability Partner, Engagement Partner, Certified Public Accountant: Keiji Nakae
Designated Unlimited Liability Partner, Engagement Partner, Certified Public Accountant: Junichi Fujii

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the financial statements, namely, the balance sheet as of March 31, 2010 of Mitsui & Co., Ltd. (the “Company”), and the related statements of operations and changes in equity, and the related notes for the 91st fiscal year from April 1, 2009 to March 31, 2010, and the accompanying supplemental schedules. These financial statements and the accompanying supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Additional Information:

As discussed in Notes to Non-Consolidated Financial Statements, Change In Accounting Policy, during the year ended March 31, 2010, the Company changed its presentation of Sales on the Statements of Operations for those transactions where the Company serves as an agent, and not as a contracting party. Previously, such transactions were presented gross including transaction volume exchanged between the contracting parties and commissions earned by the Company as an agent based on the accounting practice used by similar Japanese trading companies. These transactions are now shown as net amounts including only commissions.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language, and “the accompanying supplemental schedules” referred to in this report are not included in the attached financial documents.

Corporate Auditors’ Report

(Translation)

Having examined the Directors’ performance of their duties during the 91st fiscal year from April 1, 2009, to March 31, 2010, we, the Board of Corporate Auditors, make this report as follows, based upon discussion on the basis of the auditor’s reports submitted by the respective Corporate Auditors:

1. METHODS AND SUBSTANCE OF AUDIT BY CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors decided upon auditing policies, allocation of work duties, etc., received a report on the auditing work performed and its results from each Corporate Auditor, and received a report on their status of work executed from the Directors and the Independent Auditors and requested their explanations as necessary.

While conforming to the auditing standards as decided by the Board of Corporate Auditors, the auditing policies, the allocation of duties, etc., each Corporate Auditor endeavored to facilitate mutual understanding with the Directors, the internal auditing division, other employees and Independent Auditors endeavored to collect information and to improve the auditing environment, attended the meetings of the Board of Directors and other important meetings, received a report on their status of work executed from the Directors and the employees and requested their explanations as necessary, inspected material internal decision-making documents, etc., and investigated the status of operations and assets of the headquarters and major business sites. In addition, audit was conducted of the substance of decisions made by the Board of Directors with regard to “Necessary systems to ensure appropriate operations” (pursuant to Article 362(4) (6) of the Companies Act of Japan) and of the status of the systems actually developed on the basis of the said decisions (the “internal control systems”). With regard to subsidiaries, we endeavored to facilitate mutual understanding and exchanging of information with their directors, corporate auditors, etc., and collected reports on their business as necessary. Based on the above methods, the business report and its supplementary schedules for the relevant fiscal year were examined.

In addition, we examined whether the independence of the Independent Auditors was maintained and whether appropriate audit was being undertaken, received reports from the Independent Auditors on the status of operations, and requested explanations as necessary. We also received reports from the Independent Auditors that ”Necessary systems to ensure appropriate execution of operations” (pursuant to Article 131 of the Corporate Accounting Regulations of Japan) was duly developed in line with “Quality control standards for auditing” (issued by the Japan Corporate Accounting Council on October 28, 2005), and requested explanations as necessary. based on the above methods, we examined the financial statements for the relevant fiscal year (the balance sheet, the statements of income, the changes in shareholders’ equity and the notes to non-consolidated financial statements) and their supplementary schedules and then the consolidated financial statements for the relevant fiscal year (the consolidated balance sheet, the statements of consolidated income, the statements of consolidated shareholders’ equity and the notes to consolidated financial statements).

As regards the internal systems related to the financial report, the necessary explanations on the evaluation of the internal systems and the status of the survey were provided by the directors and others, and auditors of Deloitte Touche Tohmatsu LLC as required.

2. RESULTS OF AUDIT

(1)	Results of examination of the business report, etc.

	In our opinion, the business report and its supplementary schedules are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation of the Company and fairly present the state of the Company’s affairs.

‚	We have found no misconduct or no material fact constituting a violation of any applicable laws and regulations of Japan or the Articles of Incorporation in connection with the Directors’ performance of their duties

ƒ	In our opinion, the substance of the decisions made by the Board of Directors with regard to the internal control systems is appropriate. Further, we find no matters that require noting with regard to the Directors’ performance of their duties in connection with the internal control systems.

(2)	Results of examination of the financial statements and their supplementary schedules In our opinion, the auditing methods used and the conclusions reached by the Independent Auditors, Deloitte Touche Tohmatsu LLC, are appropriate.

(3)	Results of examination of the consolidated financial statements

In our opinion, the auditing methods used and the conclusions reached by the Independent Auditors, Deloitte Touche Tohmatsu LLC, are appropriate.

May 13, 2010

Board of Corporate Auditors

Mitsui & Co., Ltd.

Corporate Auditor (full time)	Satoru Miura
Corporate Auditor (full time)	Motonori Murakami
Corporate Auditor	Hideharu Kadowaki
Corporate Auditor	Naoto Nakamura
Corporate Auditor	Kunihiro Matsuo
Corporate Auditor	Hiroyasu Watanabe

Note: Hideharu Kadowaki, Naoto Nakamura, Kunihiro Matsuo and Hiroyasu Watanabe are external Corporate Auditors

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Corporate Mission, Vision, and Values

Mission

Strive to contribute to the creation of a future where the aspirations of the people can be fulfilled.

Vision

Aim to become a global business enabler that can meet the needs of our customers throughout the world.

Values

•	Build trust with fairness and humility.

•	Aspire to set high standards and to contribute to society.

•	Embrace the challenge of continuous innovation.

•	Foster a culture of open-mindedness.

•	Strive to develop others and oneself to achieve full potential.